Form 10-K405, Exhibit 13
period 1995-12-31
UAL CORP /DE/
filed 1996-03-08
CIK 100517

Exhibit 13

ITEM 6.   SELECTED FINANCIAL DATA

                                          Year Ended December 31
                                1995      1994      1993     1992     1991
                               -------   -------   -------  -------  -------
                                      (In Millions, Except Per Share)
Operating revenues             $14,943   $13,950   $13,325  $11,853  $10,706
Earnings (loss) before
  extraordinary item and
  cumulative effect of
  accounting changes               378        77       (31)   (417)    (332)
Extraordinary loss on early
  extinguishment of debt,
  net of tax                       (29)       -        (19)     -        -
Cumulative effect of
  accounting changes, net of tax     -       (26)       -     (540)      -
Net earnings (loss)                349        51       (50)   (957)    (332)
Per share amounts, fully diluted:
  Earnings (loss) before
    extraordinary item and
    cumulative effect of
    accounting changes            20.74     0.76     (2.64) (17.34)  (14.31)
  Extraordinary loss on early
    extinguishment of debt        (1.63)      -      (0.76)     -        -
  Cumulative effect of
    accounting changes              -      (1.37)       -   (22.41)      -
  Net earnings (loss)             19.11    (0.61)    (3.40) (39.75)  (14.31)
Total assets at year-end         11,641   11,764    12,840  12,257    9,876
Long-term debt and capital
  lease obligations, including
  current portion, and
  redeemable preferred stock
  at year-end                     4,102    4,077     3,735   3,783    2,533

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      This section contains forward-looking statements which are identified with an asterisk (*). Factors that could significantly impact the expected results implied in the forward-looking statements are listed in the last paragraph of the section, "Outlook for 1996."

      On July 12, 1994, the shareholders of UAL Corporation ("UAL") approved a plan of recapitalization that provides an approximately 55% equity and voting interest in UAL to certain employees of United Air Lines, Inc. ("United") in exchange for wage concessions and work-rule changes. The employees' equity interest is being allocated to individual employee accounts through the year 2000 under Employee Stock Ownership Plans ("ESOPs") which were created as a part of the recapitalization. Since the ESOP shares are being allocated over time, the current ownership interest held by employees is substantially less than 55%. The entire ESOP voting interest is currently exercisable, which generally will be voted by the ESOP trustee at the direction of, and on behalf of, the employees participating in the ESOPs.


LIQUIDITY AND CAPITAL RESOURCES

Liquidity -

      UAL's total of cash and cash equivalents and short-term investments was $1.143 billion at December 31, 1995, compared to $1.532 billion at December 31, 1994. Operating activities during the year generated $1.624 billion. Cash was used primarily to repay long-term debt, reacquire preferred stock, reduce short-term borrowings and fund net additions to property and equipment. In addition to the early extinguishment of $750 million in principal amount of various debt securities, UAL made mandatory repayments of long-term debt totalling $102 million. Payments under capital lease obligations amounted to $80 million during the year and short-term borrowings were reduced by $269 million. In addition, UAL spent $131 million to repurchase Series B preferred stock to be held in treasury.

      In 1995, United took delivery of eight new Airbus A320 aircraft and eight new Boeing B777 aircraft, financed primarily through lease transactions. Four of the B777s were purchased and then sold and leased back under operating leases. Of the remaining new aircraft acquired, eight were acquired under operating leases and four under capital leases. In addition, United acquired 39 previously leased aircraft, 9 B727s, 24 B737s and 6 DC-10s, upon termination of operating leases. Including these aircraft, total property additions amounted to $1,111 million. Property dispositions, including the sale and leaseback of the four B777 aircraft, resulted in proceeds of $578 million.

      As of December 31, 1995, UAL had a working capital deficit of $1.390 billion as compared to $1.714 billion at December 31, 1994. Historically, UAL has operated with a working capital deficit and, as in the past, UAL expects to meet all of its obligations as they become due. In addition, UAL may from time to time repurchase on the open market, in privately negotiated purchases or otherwise, debentures or preferred stock as part of its efforts to reduce its obligations and improve its balance sheet.

      In April 1995, UAL issued $600 million in principal amount of 6 3/8% convertible subordinated debentures, due 2025, in exchange for all of the outstanding shares of its Series A cumulative 6.25% convertible preferred stock. The debentures are convertible into a combination of $541.90 in cash and approximately 3.192 shares of UAL common stock (equivalent to a conversion price of $143.50 per share of common stock) for each $1,000 in principal amount. The debentures are redeemable at any time on or after May 1, 1996, at UAL's option, initially at a redemption price of 104.375% of the principal amount, declining ratably to 100% of the principal amount over seven years. UAL may only exercise this option if the closing price of its common stock exceeds $172.20 for at least 20 of 30 consecutive trading days preceding the notice of redemption, including the last trading day. In January 1996, UAL announced that it is weighing the possibility of redeeming the debentures on or after May 1, 1996, as part of its efforts to reduce its obligations. The decision to redeem the debentures will depend on financial markets and other conditions, including the condition outlined above. If UAL issues a notice of redemption, holders may still convert their debentures through the business day preceding the redemption date. If the redemption date is May 1, 1996, or on or after any other interest payment date and prior to the next interest payment record date, holders who convert will not be entitled to any interest on the debentures.

      In the second quarter of 1995, United repaid all $269 million of its outstanding short-term borrowings. However, United continues to have the ability to borrow up to $270 million under this commercial paper facility through February 1997.

      Prior Years -

      Operating activities in 1994 generated cash flows of $1.334 billion, which was offset by the distribution of $2.1 billion to holders of old UAL common stock under the recapitalization. This distribution was partially funded by net proceeds of $735 million on the issuance of debentures and $400 million on the issuance of Series B preferred stock. Subsequent to issuance, UAL spent $87 million to repurchase Series B preferred stock to be held in treasury. Other financing activities included principal payments under debt and capital lease obligations of $305 million and $87 million, respectively, and a $46 million reduction of short-term borrowings.
Property additions, including the acquisition of two B747 aircraft and aircraft spare parts, amounted to $636 million. Property dispositions resulted in proceeds of $432 million.

      During 1993, UAL's balance of cash and cash equivalents decreased $85 million while short-term investments increased $430 million. Operating activities resulted in cash flows of $858 million, which more than offset cash used for net property additions and financing activities. Investing activities, including the short-term investment increase and net property additions, used $740 million. Property additions amounted to $1.496 billion, including the purchase of 34 aircraft, and property dispositions resulted in proceeds of $1.165 billion, including the sale and leaseback of 18 aircraft. In all, 10 B737 aircraft, 16 B757 aircraft, 4 B747 aircraft, 8 B767 aircraft and 5 A320 aircraft were acquired, through purchases or leases. Financing activities used $203 million. Reductions in short-term borrowings, capital lease obligations and long-term debt, including the early extinguishment of $500 million of senior subordinated notes, more than offset cash proceeds from the issuance of Series A preferred stock and long-term debt.

Capital Commitments -

      At December 31, 1995, commitments for the purchase of property and equipment, principally aircraft, approximated $3.6 billion, after deducting advance payments. An estimated $1.4 billion is due to be spent in 1996, $1.6 billion in 1997, $0.4 billion in 1998 and $0.2 billion in 1999 and thereafter. The major commitments are for the purchase of 26 B777 aircraft, 4 B747 aircraft and 4 B757 aircraft. The B777s are scheduled to be delivered through 1999 and the B747s and B757s are expected to be delivered in 1996 and 1997.

      In addition to the above aircraft orders, United has arrangements with Airbus Industrie ("Airbus") and International Aero Engines to lease 21 A320 aircraft, which are scheduled for delivery through 1998. At December 31, 1995, United also had options for an additional 137 B737 aircraft, 29 B757 aircraft, 34 B777 aircraft, 40 B747 aircraft, 5 B767 aircraft and 45 A320 aircraft. Under the terms of certain of these options which are exercisable during 1996 and 1997, United would forfeit significant deposits on such options not exercised.

      In April 1995, United announced that, under a revised fleet plan, it would use most of the new aircraft to be delivered through 1997 to replace older aircraft in its fleet. As a result, United's fleet plan provides for only slight growth in its operating fleet through the end of 1997.

      In October 1995, certain employees of the Boeing Company ("Boeing") began a labor strike, now settled, which affected Boeing's ability to deliver as scheduled certain new aircraft which United had on order. Specifically, three B777 aircraft which were scheduled for delivery in the fourth quarter of 1995 are now expected to be delivered in 1996.

      In connection with the construction of the Indianapolis Maintenance Center, United agreed to reach an aggregate $800 million capital spending target by the year 2001 and employ at least 7,500 individuals by the year 2004. In the event that such targets are not reached, United may be required to make certain additional payments under related agreements.

Capital Resources -

      Funds necessary to finance aircraft acquisitions are expected to be obtained from internally generated funds, irrevocable external financing arrangements or other external sources.

      In May 1995, United issued $246 million principal amount of pass through certificates under an effective shelf registration statement UAL and United have on file with the Securities and Exchange Commission. The pass through certificates were issued to finance or refinance certain aircraft under operating leases. At December 31, 1995, up to $795 million of securities could be issued under the shelf registration, including secured and unsecured debt, equipment trust and pass through certificates, equity or a combination thereof. UAL's ability to issue equity securities is limited by its restated certificate of incorporation.

      In January 1996, United offered $165 million principal amount in pass through certificates under the shelf registration statement, lowering the amount available for public offering under the shelf to $631 million. The pass through certificates were issued to refinance two aircraft under operating leases.

      At December 31, 1995, United's senior unsecured debt was rated BB by Standard and Poor's ("S & P") and Baa3 by Moody's Investors Service Inc. ("Moody's"). UAL's Series B preferred stock was rated B+ by S & P and ba3 by Moody's.

      Immediately following UAL's announcement in October 1995 that it was studying the possibility of submitting a proposal to acquire USAir Group, Inc. ("USAir"), S & P placed UAL and United securities on CreditWatch with negative implications. In November 1995, UAL announced that it had ended its evaluation of USAir and would not submit a proposal to acquire the company. With this announcement, S & P reaffirmed its ratings of UAL and United securities.

      UAL's ability to pay dividends on its outstanding capital stock is defined under Delaware General Corporation Law ("DGCL"). DGCL requires that dividends on outstanding capital stock may only be made from surplus, as defined, or the net profits of the Company for the fiscal year in which the dividend is declared and/or the preceding fiscal year. As a result of the recapitalization, UAL's surplus significantly decreased; however, UAL has had sufficient surplus to pay all scheduled dividends on its preferred stock since the recapitalization and expects to do so in the future.*


RESULTS OF OPERATIONS

      The results of operations in the airline business historically fluctuate significantly in response to general economic conditions. This is because small fluctuations in yield (passenger revenue per revenue passenger mile) and cost per available seat mile can have a significant effect on operating results. UAL anticipates industrywide fare levels, increasing low-cost competition, general economic conditions, fuel costs, international governmental policies and other factors will continue to affect its operating results.

      The July 1994 employee investment transaction and recapitalization resulted in wage and benefit reductions and work-rule changes which were designed to reduce UAL's cash operating expenses. These cash expense reductions are offset by non-cash compensation charges for stock periodically committed to be released to employees under the ESOPs, and additional interest expense on the debentures issued at the time of the recapitalization. The amount of the non-cash compensation expense in the future cannot be predicted because it is based on the future market value of UAL's stock. Additionally, it is anticipated that tax provisions (credits) in future periods could be impacted by permanent differences between tax deductions and book expenses related to the ESOPs.

Summary of Results -

      UAL's earnings from operations were $829 million in 1995, compared to operating earnings of $521 million in 1994. UAL's net earnings in 1995 were $349 million ($20.01 per share, primary; $19.11 per share, fully diluted), compared to net earnings of $51 million in 1994 (a loss of $0.61 per share).
 The 1995 earnings include an extraordinary loss of $29 million, after tax, on early extinguishment of debt. The 1994 earnings include a $26 million after-tax charge for the cumulative effect of adopting Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which UAL adopted effective January 1, 1994.

      The per share amounts for 1995 include the effects on equity of the exchange of convertible debentures for Series A convertible preferred stock and repurchases of Series B preferred stock. These transactions had no effect on earnings; however, the difference between the fair value of consideration given up and the carrying value of the preferred stock acquired is included in the computation of earnings per share. Excluding the preferred stock transactions, UAL's 1995 earnings per share were $18.71, primary, and $17.96, fully diluted.

      In connection with the July 1994 recapitalization, each share of old common stock was converted to one half share of new common stock (and cash in lieu of fractional shares) and $84.81 in cash. As a result, the number of outstanding shares was reduced proportionately. Accordingly, the weighted average shares in the earnings per share calculations for 1994 are based on the number of old common shares outstanding prior to the recapitalization and the reduced number of new common shares outstanding subsequent to the transaction. Furthermore, for all periods subsequent to the transaction, the earnings per share calculations also include ESOP shares which have thus far been committed to be released to employees, if doing so is dilutive. Thus, direct comparisons between per share amounts for the periods presented are not meaningful.

      Management believes that a more complete understanding of UAL's results can be gained by viewing them on a pro forma, "fully distributed" basis. This approach considers all ESOP shares which will ultimately be distributed to employees throughout the ESOP period (rather than just the shares committed to be released) to be immediately outstanding and thus fully distributed. Consistent with this method, the ESOP compensation expense is excluded from fully distributed net earnings, and ESOP convertible preferred stock dividends are not deducted from earnings attributable to common stockholders. On a fully distributed basis, UAL's net earnings for 1995 would have been $662 million compared to $349 million as reported under generally accepted accounting principles. Per share amounts would be as follows:

                                   GAAP            Fully
                             (Fully Diluted)    Distributed
                             ---------------    -----------
Earnings before preferred
  stock transactions             $ 17.96          $ 19.88
Preferred stock transactions        1.15             0.63
                                 -------          -------
                                 $ 19.11          $ 20.51
                                 =======          =======

1995 Compared with 1994 -

      In the first quarter of 1995, United implemented a new travel agency commission payment plan that offers a maximum of $50 for any round-trip domestic airline ticket and a maximum of $25 for any one-way domestic ticket. The new commission plan resulted in a reduction of approximately $80 million in United's commission expense for 1995 from what would have otherwise been incurred. Lawsuits have been filed challenging this payment plan (see "Contingencies").

      Operating Revenues.   Operating revenues increased $993 million
(7%). United's revenue per available seat mile increased 3% to 9.39 cents. Passenger revenues increased $932 million (8%) due primarily to a 3% increase in United's revenue passenger miles and a 4% increase in yield to 11.79 cents. Yield increases in the domestic (4%), Pacific (5%) and Atlantic (9%) markets were offset by a 5% decrease in Latin America yield. Both domestic and international revenue passenger miles increased by 3%. Available seat miles increased 4% systemwide, as increases of 8% and 4% on Pacific and domestic routes, respectively, were partially offset by a decrease of 3% in the Atlantic. As a result, United's system passenger load factor decreased 0.7 points to 70.5%.

      Cargo revenues increased $72 million (11%). Freight ton miles increased 6% and mail ton miles increased 19%. A 3% higher freight yield was offset by a lower mail yield for an overall increase in cargo yield of 2%. Other operating revenues include a $43 million (30%) increase in Mileage Plus partner related revenues, offset by a $50 million (24%) decrease in fuel sales to third parties.

      Operating Expenses.   Operating expenses increased $685 million
(5%). United's cost per available seat mile also increased 1% from 8.79 cents to 8.87 cents, which includes the non-cash ESOP compensation expense. Without this expense, United's cost per available seat mile would have been 8.55 cents versus 8.64 cents in 1994. ESOP compensation expense increased $322 million, reflecting a higher average common stock price in 1995 combined with a shorter expense period in 1994, as the recapitalization took place on July 12, 1994. Landing fees and other rent increased $181 million (29%) due to increased facilities rent, primarily due to new facilities at Denver, and increased landing fees as the number of systemwide departures increased 7%. Aircraft rent increased $76 million (8%) as a result of new A320 and B777 aircraft on operating leases. Food services costs increased $53 million (11%) due to new catering arrangements resulting from the 1994 sale of certain flight kitchens, increased passenger volumes and quality improvements in the First and Connoisseur class services. Purchased services increased $115 million (12%) due principally to volume-related increases in computer reservations fees and credit card discounts. An increase of $95 million (6%) in aircraft fuel reflects a capacity related increase in United's consumption of 5% and an increase in United's average price per gallon to 59.5 cents from 58.8 cents. The increase in average price per gallon reflects a charge of approximately $20 million resulting from the new federal fuel tax, that took effect October 1, 1995. Commissions increased $45 million (3%) due principally to increased commissionable revenues partially offset by the effects of the new travel agents commission payment plan. Personnel expenses increased $37 million (15%) due primarily to increased layover costs incurred principally in support of international operations.

      Salaries and related costs decreased $153 million (3%) primarily due to the full year effect of savings resulting from wage and benefit reductions for employees participating in the ESOPs and to $48 million of one-time ESOP related costs recorded in 1994, partially offset by higher average wage rates for other employee groups and increased staffing in certain customer-oriented positions. Other operating expenses decreased $82 million (7%) due mainly to lower fuel sales.

      Other Income and Expense. Other expense amounted to $208 million in 1995 compared to $350 million in 1994. Interest expense increased $27 million (7%) due to the issuance of $600 million principal amount of 6 3/8% subordinated debentures in exchange for Series A convertible preferred stock. Interest income increased $13 million (15%) due to higher average interest rates earned on investments. Equity in earnings of affiliates increased $28 million as a result of increased earnings at Galileo. Included in "Miscellaneous, net" in 1995 were foreign exchange losses of $20 million, a $60 million gain on property dispositions and a $23 million charge for minority interests in Apollo Travel Services Partnership ("ATS"). "Miscellaneous, net" in 1994 included charges of $121 million for fees and costs incurred in connection with the recapitalization, a $22 million charge for minority interests in ATS and foreign exchange gains of $15 million.

      Income Tax Provision.   The income tax provision for 1994 was
significantly impacted by the nondeductibility of certain recapitalization costs.

1994 Compared with 1993 -

      UAL's results of operations improved in 1994 as compared to 1993. In 1994, UAL recorded net earnings of $51 million, representing a loss per share of $0.61 after preferred stock dividends, compared to a 1993 net loss of $50 million, or $3.40 per share after preferred stock dividends. Included in 1994 were $169 million of pretax expenses incurred in connection with the recapitalization, of which $48 million were recorded in operating expenses. The 1994 results also include an after-tax charge of $26 million ($1.37 per share) for the cumulative effect of adopting Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which UAL adopted effective January 1, 1994. The 1993 results include an extraordinary loss of $19 million, $0.76 per share, on the early extinguishment of debt.

      Prior to the September 1993 merger of the Covia Partnership ("Covia") and Galileo Ltd., United's investments in these companies were carried on the equity basis. United now owns 77% of ATS, one of the companies formed in the merger, and its accounts are consolidated with those of United. As a result, United's consolidated operating revenues and expenses increased. In 1993, UAL also transferred the operations of Air Wisconsin, Inc. to other parties, the effect of which was to reduce UAL's gross operating revenues and expenses. In addition, the sales of flight kitchen assets in late 1993 and early 1994 had the effect of reducing United's salaries and related costs and increasing, to a lesser degree, food services. These changes have affected the 1994 comparisons to 1993 as indicated in the discussion which follows.

      Operating Revenues.   Operating revenues increased $625 million
(5%). United's revenue per available seat mile increased 4% to 9.12 cents. Passenger revenues increased $337 million (3%) due primarily to a 7% increase in United's revenue passenger miles, partially offset by a 3% decrease in yield to 11.31 cents. Domestic revenue passenger miles increased by 7% while international increased by 8%. Available seat miles increased 1% systemwide, as increases of 6% in the Pacific and 2% in the Atlantic were partially offset by decreases of 1% on domestic routes and 3% in Latin America. As a result, United's system passenger load factor increased 4.0 points to 71.2%. In addition, Air Wisconsin, Inc., which accounted for $159 million of passenger revenues in 1993, accounted for no passenger revenue in 1994 as previously discussed.

      Cargo revenues increased $26 million (4%), due to increased freight revenues partially offset by decreased mail revenues. Freight and mail revenue ton miles each increased 3%; however, freight yield increased 5% while mail yield decreased 8%. Other operating revenues increased $262 million (37%) primarily as a result of the consolidation of ATS, revenues resulting from the lease of Air Wisconsin, Inc. assets to other parties and an increase in fuel sales.

      Operating Expenses.   Operating expenses increased $367 million
(3%). United's cost per available seat mile also increased 3% from 8.54 cents to 8.79 cents, which includes certain one-time costs relating to the recapitalization and ESOP compensation expense. Without these costs, United's cost per available seat mile would have been 8.64 cents. Food services increased $162 million (51%) due to the new catering arrangements resulting from the flight kitchen sales as discussed above. Commissions increased $96 million (7%) due principally to increased commissionable revenues. An increase of $63 million (7%) in aircraft rent reflects rent associated with a higher number of aircraft on operating leases, including new aircraft acquired in the past year. Aircraft maintenance increased $25 million (6%) as a result of increased vendor-provided maintenance due to the timing of maintenance cycles. Other operating expenses increased $171 million (17%) due to the consolidation of ATS, depreciation in 1994 on Air Wisconsin, Inc. assets leased to others and higher fuel sales.

      Aircraft fuel expense decreased $148 million (9%), due to an 8% decrease in United's average price per gallon of fuel to 58.8 cents and a slight decrease in United's consumption. Salaries and related costs decreased $81 million (2%) primarily due to lower wage rates for employees participating in the ESOPs and a lower number of employees as a result of the flight kitchen sales, partially offset by higher average wage rates for other employee groups, higher costs associated with medical benefits and $48 million of one-time costs related to the recapitalization. Depreciation and amortization decreased $39 million (5%) due principally to the transfer of Air Wisconsin, Inc. assets to other parties and the subsequent classification of depreciation on those assets in other expenses. Purchased services decreased $36 million (4%), as certain services, principally computer reservations and communications, were provided by ATS subsequent to the merger.

      Other Income and Expense.   Other expense amounted to $350 million
in 1994 compared to $310 million in 1993. Interest expense increased $14 million (4%) due to higher average interest rates resulting from the debentures issued in July 1994, partially offset by the benefit of the extinguishment of $500 million of subordinated debt in 1993. Interest capitalized decreased $10 million (20%) as a result of lower average advance payments on new aircraft and lower capitalized interest rates. Interest income decreased $13 million (13%) due primarily to interest received in 1993 in connection with the final settlement of certain pension benefits. United's equity in results of affiliates changed from a loss of $30 million in 1993 to earnings of $20 million in 1994 due primarily to a charge recorded by Galileo International in 1993 for the cost of eliminating duplicate facilities and operations after the merger of Covia and Galileo Ltd. Included in "Miscellaneous, net" in 1994 were charges of $121 million for fees and costs incurred in connection with the employee investment transaction and recapitalization, a $22 million charge for minority interests in ATS and foreign exchange gains of $15 million. Included in 1993 was a $59 million charge to reduce the net book value of 15 DC-10 aircraft to estimated realizable value, a $17 million gain resulting from the final settlement of certain pension benefits and foreign exchange losses of $20 million.

      Income Tax Provision.   The income tax provision for 1994 was
significantly impacted by the nondeductibility of certain recapitalization costs and the statutory change in the deductibility of other expenses.


OTHER INFORMATION

Deferred Tax Asset -

      UAL's consolidated balance sheet at December 31, 1995 includes a net deferred tax asset of $474 million, compared to $631 million at December 31, 1994. The net deferred tax asset is composed of approximately $1.9 billion of deferred tax assets and approximately $1.5 billion of deferred tax liabilities. The deferred tax assets include, among other things, $594 million related to obligations for postretirement and other employee benefits, $450 million related to gains on sales and leasebacks, $265 million related to alternative minimum tax ("AMT") credit carryforwards and $123 million of federal and state net operating loss ("NOL") carryforwards. The AMT credit carryforwards do not expire; the federal NOL carryforwards begin to expire in 2009 if not utilized prior to that time.

      Management believes that a majority of the deferred tax assets will be realized through reversals of existing deferred tax liabilities with similar reversal patterns. To realize the benefits of the remaining deferred tax assets relating to temporary differences, UAL needs to generate approximately $1.1 billion in future taxable income.

      Although United experienced book and tax losses in 1993, United had book income in 1994 and 1995 and taxable income in 1994. United had a tax loss in 1995 due to the implementation of certain discretionary tax-planning strategies.

Following is a summary of UAL's pretax book income and taxable income, and the significant differences between them, for the last three years
(in millions):
                                        1995        1994        1993
                                       ------      ------      ------
Pretax book income (loss)              $ 621       $ 171       $ (47)
  Gains on sale and leasebacks, net
    of amortization                      (50)         73          15
  Depreciation, capitalized interest
    and transfers of tax benefits       (251)       (290)       (348)
  Rent expense and other lease costs    (131)        132         130
  Pension expense                       (291)       (145)       (156)
  Other employee benefits                105         154          37
  Gains on asset dispositions, net
    of amortization                       25          37         (34)
  ESOP transaction costs                 (10)         63          -
  Loss on debt extinguishment            (47)         -          (27)
  Other, net                            (128)         29         115
                                       -----       -----       -----
Taxable income (loss)                  $(157)      $ 224       $(315)
                                       =====       =====       =====

     While the loss in 1993 was largely attributable to events beyond management's control, including the unanticipated duration of the recession in both the U. S. and other areas of the world and the proliferation of numerous low-cost air carriers, UAL has taken several steps to reduce costs and improve profitability. Most notably, the 1994 employee investment transaction and recapitalization was partially responsible for UAL's improved operating results in 1994 and 1995, and should continue to favorably impact UAL's financial results.

     UAL's ability to generate sufficient amounts of taxable income from future operations is dependent upon numerous factors, including general economic conditions, inflation, fuel costs, the state of the industry and other factors beyond management's control. There can be no assurances that UAL will meet its expectation of future taxable income. However, based on the above factors, the extended period over which postretirement benefits will be recognized, and the indefinite carryforward period for AMT credits, management believes it is more likely than not that future taxable income will be sufficient to utilize the deferred tax assets at December 31, 1995.

Contingencies -

     United has been named as a Potentially Responsible Party at certain Environmental Protection Agency ("EPA") cleanup sites which have been designated as Superfund Sites. United's alleged proportionate contributions at the sites are minimal; however, at sites where the EPA has commenced litigation, potential liability is joint and several. Additionally, United has participated and is participating in remediation actions at certain other sites, primarily airports. The estimated cost of these actions is accrued when it is determined that it is probable that United is liable. Such accruals have not been material. Environmental regulations and remediation processes are subject to future change, and determining the actual cost of remediation will require further investigation and remediation experience. Therefore, the ultimate cost cannot be determined at this time. However, while such cost may vary from United's current estimate, United believes the difference between its accrued reserve and the ultimate liability will not be material.

     Litigation challenging United's new travel agency commission payment plan has been filed against United and other airlines who adopted similar payment plans. In the third quarter of 1995, the defendant airlines' motion for summary judgment was denied, as was the plaintiff travel agencies' motion for preliminary injunction. The plaintiffs are seeking a declaration that the new payment plan is illegal and recovery of damages, trebled.

     UAL has certain other contingencies resulting from this and other litigation and claims incident to the ordinary course of business. Management believes, after considering a number of factors, including (but not limited to) the views of legal counsel, the nature of such contingencies and prior experience, that the ultimate disposition of these contingencies is not likely to materially affect UAL's financial condition, operating results or liquidity.*

     The 1994 recapitalization resulted in new labor agreements for certain employee groups and a new corporate governance structure, which was designed to achieve balance between the various employee-owner groups and public shareholders. The new labor agreements and governance structure could inhibit management's ability to alter strategy in a volatile, competitive industry by restricting certain operating and financing activities, including the sale of assets and the issuance of equity securities and the ability to furlough employees. UAL's ability to react to competition may be hampered further by the fixed long-term nature of these various agreements. Some of the factors that could significantly impact the continued success of the recapitalization include United's ability to achieve enduring costs savings through productivity improvements and the renegotiation of labor agreements at the end of the investment period.

Energy Tax -

     The Omnibus Budget Reconciliation Act of 1993 imposes a 4.3 cent per gallon tax on commercial aviation jet fuel purchased for use in domestic operations. This new fuel tax became effective October 1, 1995, and resulted in an increase to 1995 operating expenses of approximately $20 million. Based on United's 1995 domestic fuel consumption of 1.8 billion gallons, the new fuel tax would have increased United's 1995 operating expenses by approximately $57 million over what was recorded, had it been in effect for the entire year. United and other carriers have lobbied vigorously to have the tax repealed. The ultimate fate of the tax is unknown at this time due to the federal budget stalemate. United cannot predict the ultimate outcome of this issue.

Foreign Operations -

     United generates revenues and incurs expenses in numerous foreign currencies. These expenses include reservation and ticket office services, customer service expenses, aircraft maintenance, catering, commissions, aircraft leases and personnel costs. Changes in foreign currency exchange rates impact operating income through changes in foreign currency-denominated operating revenues and expenses. Despite the adverse (favorable) effects a strengthening (weakening) foreign currency will have on U.S. originating traffic, a strengthening (weakening) of foreign currencies tends to increase (decrease) reported revenue and operating income because United's foreign currency-denominated operating revenue generally exceeds its foreign currency-denominated operating expense for each currency. United's biggest net exposures are typically for Japanese yen and Australian dollars. During 1995, yen-denominated operating revenue net of yen-denominated operating expense was approximately 57.5 billion yen (approximately $600 million), and Australian dollar-denominated operating revenue net of Australian dollar-denominated operating expense was approximately 179 million Australian dollars (approximately $130 million).

     Other non-operating income (expense) is also affected as a result of transaction gains and losses resulting from rate fluctuation. The foreign exchange gains and losses recorded by United result from the impact of exchange rate changes on foreign currency-denominated assets and liabilities. To the extent yen-denominated liability balances are predictable, United attempts to minimize transaction gains and losses by investing in yen-denominated time deposits to offset the impact of rate changes. In addition, United entered into a foreign currency swap contract in 1994 to reduce exposure to currency fluctuations in connection with other long-term yen-denominated obligations. Where no significant liability exists to offset, United mitigates its exposure to foreign exchange rate fluctuations by converting excess local currencies generated to U.S. dollars.

     United expects that it will continue to be affected by the above-mentioned factors, but cannot predict how foreign currency exchange rates will move in the future.

     United's foreign operations involve insignificant amounts of physical assets; however, there are sizeable intangible assets related to acquisitions of foreign route authorities. Operating authorities in international markets are governed by bilateral aviation agreements between the United States and foreign countries. Changes in U.S. or foreign government aviation policies can lead to the alteration or termination of existing air service agreements that could adversely impact the value of United's international route authority. Significant changes in such policies could also have a material impact on UAL's operating revenues and results of operations.

New Accounting Standards -

     The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), which will be adopted during the first quarter of 1996. SFAS 121 requires that the carrying values of long-lived assets, including certain identifiable intangibles, held and used by an entity be reviewed for impairment, and potentially written down, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The adoption of SFAS 121 is not expected to have a material impact on the Company's 1996 consolidated financial statements.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes a fair value based method of accounting for stock options. Entities have the option of either adopting the measurement criteria of the statement for accounting purposes, thereby recognizing an amount in results of operations on a prospective basis, or to disclose in the footnotes the pro forma effects of the new measurement criteria. The Company intends to adopt the pro forma disclosure features of SFAS 123, which are effective for fiscal years beginning after December 15, 1995.

Other -

     In February 1996, the Company's Board of Directors conditionally approved a four-for-one split in the corporation's common stock. The split, which is scheduled to occur at the close of business May 6, 1996 (which is also the record date), is dependent on stockholder approval at its April 24, 1996 annual meeting of a proposal to increase the number of authorized shares of common stock.

Outlook for 1996 -

     Worldwide economic growth should be slightly higher than in 1995 but specific regional changes will vary. Recoveries in Japan and Mexico are expected to offset the slightly slower growth in the Pacific Basin and Western Europe. The U.S. Real Gross Domestic Product (GDP) is expected to slow to the 2.0% to 2.5% range.

     The international air travelmarket performance is forecast to improve with moderate industry capacity growth and yields that will likely increase with healthy traffic growth. U.S. domestic industry capacity growth is expected to be 1 to 2 percentage points higher in 1996 compared to 1995, partly due to the growth of low-cost carriers. Despite the faster capacity growth, U.S. industry unit revenue growth is expected to remain near the 1995 rate due to stronger traffic and yields.

     The Company anticipates continued strong performance in 1996. The Company expects available seat miles to increase 3.0% to 3.5% and revenue passenger miles are expected to increase 4% to 6%, resulting in a small increase in load factor. Total revenue growth is expected to approximate the 1995 growth rate. Costs per available seat mile excluding ESOP charges are expected to increase from 1% to 2%, with the new fuel tax having a significant negative impact.

     United expects to take delivery of 21 aircraft in 1996, consisting of B777-200s, A320s, B747-400s and B757-200s, while retiring 20 B747-100s,
DC-10s and B737-200s. The Company also plans to continue repurchasing its Series B preferred stock as opportunities present themselves in order to reduce required dividend payments, as well as possibly calling its convertible debt for redemption if conditions allow. It is estimated that, if the convertible debt is called, holders will convert in anticipation of the redemption. If all holders were to convert, the Company would benefit from approximately $20 million annually in net interest savings.

     The information included in the above outlook section, as well as certain statements made throughout the Management's Discussion and Analysis of Financial Conditions and Results of Operations that are identified by an asterisk (*), is forward-looking and involves risks and uncertainties that could result in actual results differing materially from expected results. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook of an airline operating in the global economy. Some factors that could significantly impact expected capacity, load factors, revenues, expenses and cash flows include the airline pricing environment, fuel costs, low-fare carrier expansion, capacity decisions of other carriers, actions of the U.S. and foreign governments, foreign currency exchange rate fluctuations, inflation, the general economic environment, and other factors discussed herein. With respect to the forward-looking statement set forth in the "Contingencies" section, some of the factors that could affect the ultimate disposition of these contingencies are changes in applicable laws, the development of facts in individual cases, settlement opportunities and the actions of plaintiffs, judges and juries.


ITEM 8.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors,
      UAL Corporation:

      We have audited the accompanying statement of consolidated financial position of UAL Corporation (a Delaware corporation) and subsidiary companies as of December 31, 1995 and 1994, and the related statements of consolidated operations, consolidated cash flows and consolidated shareholders' equity for each of the three years in the period ended December 31, 1995. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UAL Corporation and subsidiary companies as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule referenced in
Item 14(a)(2) herein is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



                                             /s/ ARTHUR ANDERSEN LLP
                                             ARTHUR ANDERSEN LLP
Chicago, Illinois
February 28, 1996

                   UAL CORPORATION AND SUBSIDIARY COMPANIES
                     STATEMENTS OF CONSOLIDATED OPERATIONS
                        (In Millions, Except Per Share)

                                                  Year Ended December 31

                                               1995       1994       1993
                                              -------    -------    -------
Operating revenues:
  Passenger                                   $13,227    $12,295    $11,958
  Cargo                                           757        685        659
  Other operating revenues                        959        970        708
                                              -------    -------    -------
                                               14,943     13,950     13,325
                                              -------    -------    -------
Operating expenses:
  Salaries and related costs                    4,526      4,679      4,760
  ESOP compensation expense                       504        182         -
  Aircraft fuel                                 1,680      1,585      1,733
  Commissions                                   1,471      1,426      1,330
  Purchased services                            1,062        947        983
  Aircraft rent                                 1,009        933        870
  Landing fees and other rent                     803        622        635
  Depreciation and amortization                   724        725        764
  Food services                                   532        479        317
  Aircraft maintenance                            407        410        385
  Personnel expenses                              285        248        263
  Other operating expenses                      1,111      1,193      1,022
                                              -------    -------    -------
                                               14,114     13,429     13,062
                                              -------    -------    -------
Earnings from operations                          829        521        263
                                              -------    -------    -------
Other income (expense):
  Interest expense                               (399)      (372)      (358)
  Interest capitalized                             42         41         51
  Interest income                                  98         85         98
  Equity in earnings (loss) of affiliates          48         20        (30)
  Miscellaneous, net                                3       (124)       (71)
                                              -------    -------    -------
                                                 (208)      (350)      (310)
                                              -------    -------    -------
Earnings (loss) before income taxes,
  extraordinary item and cumulative
  effect of accounting change                     621        171        (47)

Provision (credit) for income taxes               243         94        (16)
                                              -------    -------    -------
Earnings (loss) before extraordinary item and
  cumulative effect of accounting change          378         77        (31)
Extraordinary loss on early
  extinguishment of debt, net of tax              (29)        -         (19)
Cumulative effect of accounting change, net        -         (26)        -
                                              -------    -------    -------
Net earnings (loss)                           $   349    $    51    $   (50)
                                              =======    =======    =======
Per share, primary:
  Earnings (loss) before extraordinary
    item and cumulative effect of
    accounting change                         $ 21.86    $  0.76    $ (2.64)
  Extraordinary loss on early
    extinguishment of debt, net of tax          (1.85)        -       (0.76)
  Cumulative effect of accounting change, net      -       (1.37)        -
                                              -------    -------    -------
  Net earnings (loss)                         $ 20.01    $ (0.61)   $ (3.40)
                                              =======    =======    =======
Per share, fully diluted:
  Earnings (loss) before extraordinary
    item and cumulative effect of
    accounting change                         $ 20.74    $  0.76    $ (2.64)
  Extraordinary loss on early
    extinguishment of debt, net of tax          (1.63)        -       (0.76)
  Cumulative effect of accounting change, net      -       (1.37)        -
                                              -------    -------    -------
  Net earnings (loss)                         $ 19.11    $ (0.61)   $ (3.40)
                                              =======    =======    =======
              The accompanying notes to consolidated financial
            statements are an integral part of these statements.

                   UAL CORPORATION AND SUBSIDIARY COMPANIES
                STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
                                (In Millions)



                                                           December 31
Assets                                                 1995          1994
------                                                -------       -------
Current assets:
  Cash and cash equivalents                           $   194       $   500
  Short-term investments                                  949         1,032
  Receivables, less allowance for doubtful
    accounts (1995 - $19; 1994 - $22)                     951           889
  Aircraft fuel, spare parts and supplies, less
    obsolescence allowance (1995 - $38;
    1994 - $44)                                           298           285
  Deferred income taxes                                   236           151
  Prepaid expenses and other                              415           335
                                                      -------       -------
                                                        3,043         3,192
                                                      -------       -------

Operating property and equipment:
  Owned -
    Flight equipment                                    7,778         7,480
    Advances on flight equipment                          735           713
    Other property and equipment                        2,700         2,631
                                                      -------       -------
                                                       11,213        10,824
    Less - Accumulated depreciation and amortization    5,153         4,786
                                                      -------       -------
                                                        6,060         6,038
                                                      -------       -------
  Capital leases -
    Flight equipment                                    1,362         1,028
    Other property and equipment                          102           104
                                                      -------       -------
                                                        1,464         1,132
    Less - Accumulated amortization                       503           447
                                                      -------       -------
                                                          961           685
                                                      -------       -------
                                                        7,021         6,723
                                                      -------       -------
Other assets:
  Intangibles, less accumulated amortization
    (1995 - $306; 1994 - $267)                            763           814
  Deferred income taxes                                   238           480
  Other                                                   576           555
                                                      -------       -------
                                                        1,577         1,849
                                                      -------       -------

                                                      $11,641       $11,764
                                                      =======       =======

               The accompanying notes to consolidated financial
             statements are an integral part of these statements.

                   UAL CORPORATION AND SUBSIDIARY COMPANIES
                STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
                       (In Millions, Except Share Data)

                                                           December 31
Liabilities and Shareholders' Equity                   1995          1994
------------------------------------                  -------       -------
Current liabilities:
  Short-term borrowings                               $    -        $   269
  Long-term debt maturing within one year                  90           384
  Current obligations under capital leases                 99            76
  Advance ticket sales                                  1,100         1,020
  Accounts payable                                        696           651
  Accrued salaries, wages and benefits                    870           843
  Accrued aircraft rent                                   771           825
  Other accrued liabilities                               807           838
                                                      -------       -------
                                                        4,433         4,906
                                                      -------       -------
Long-term debt                                          2,919         2,887
                                                      -------       -------
Long-term obligations under capital leases                994           730
                                                      -------       -------
Other liabilities and deferred credits:
  Deferred pension liability                              368           512
  Postretirement benefit liability                      1,225         1,148
  Deferred gains                                        1,214         1,363
  Accrued aircraft rent                                   272           213
  Other                                                   336           272
                                                      -------       -------
                                                        3,415         3,508
                                                      -------       -------
Minority interest                                          59            49
                                                      -------       -------
Preferred stock committed to Supplemental
  ESOP (Notes 2 and 14)                                    60            -
                                                      -------       -------
Shareholders' equity:
  Serial preferred stock - (Note 10)                       -             -
  ESOP preferred stock - (Note 11)                         -             -
  Common stock, $0.01 par value; authorized,
    100,000,000 shares; issued, 13,156,839 shares
    at December 31, 1995 and 13,013,217 shares
    at December 31, 1994                                   -             -
  Additional capital invested                           1,353         1,287
  Accumulated deficit                                  (1,039)       (1,335)
  Unearned ESOP preferred stock                          (175)          (83)
  Stock held in treasury-
    Preferred (Note 10)                                  (218)          (87)
    Common, 477,233 shares at December 31, 1995
      and 574,111 shares at December 31, 1994             (64)          (74)
  Pension liability adjustment                            (76)          (16)
  Other                                                   (20)           (8)
                                                      -------       -------
                                                         (239)         (316)
                                                      -------       -------
Commitments and contingent liabilities (Note 19)
                                                      -------       -------
                                                      $11,641       $11,764
                                                      =======       =======
                The accompanying notes to consolidated financial
              statements are an integral part of these statements.

                     UAL CORPORATION AND SUBSIDIARY COMPANIES
                       STATEMENTS OF CONSOLIDATED CASH FLOWS
                                   (In Millions)
                                                      Year Ended December 31
                                                     1995      1994      1993
                                                    -------   -------   -------
Cash and cash equivalents at beginning of year      $   500   $   437   $   522
                                                    -------   -------   -------
Cash flows from operating activities:
  Net earnings (loss)                                   349        51       (50)
  Adjustments to reconcile to net cash provided by
    operating activities -
      ESOP compensation expense                         504       182        -
      Cumulative effect of accounting change             -         26        -
      Extraordinary loss on debt extinguishment          29        -         19
      Pension funding in excess of expense             (275)     (114)      (95)
      Deferred postretirement benefit expense           125       145        89
      Depreciation and amortization                     724       725       764
      Provision (credit) for deferred income taxes      214        78       (67)
      Undistributed (earnings) losses of affiliates     (38)      (19)       48
      Decrease (increase) in receivables                (62)      207        11
      Decrease (increase) in other current assets      (109)       40        24
      Increase (decrease) in advance ticket sales        80       (16)      (31)
      Increase (decrease) in accrued income taxes       (52)      (11)        8
      Increase (decrease) in accounts payable
        and accrued liabilities                          79      (127)       (4)
      Amortization of deferred gains                    (79)      (85)      (83)
      Other, net                                        135       252       225
                                                    -------   -------   -------
                                                      1,624     1,334       858
                                                    -------   -------   -------
Cash flows from investing activities:
  Additions to property and equipment                (1,111)     (636)   (1,496)
  Proceeds on disposition of property and equipment     578       432     1,165
  Decrease (increase) in short-term investments          83       376      (414)
  Other, net                                            (28)       26         5
                                                    -------   -------   -------
                                                       (478)      198      (740)
                                                    -------   -------   -------
Cash flows from financing activities:
  Issuance of preferred stock                            -        400       591
  Reacquisition of preferred stock                     (131)      (87)       -
  Proceeds from issuance of long-term debt               -        735        99
  Repayment of long-term debt                          (852)     (305)     (695)
  Principal payments under capital leases               (80)      (87)      (55)
  Recapitalization distribution                          (5)   (2,070)        -
  Decrease in short-term borrowings                    (269)      (46)     (135)
  Cash dividends                                        (49)      (53)      (27)
  Other, net                                            (66)       44        19
                                                    -------   -------   -------
                                                     (1,452)   (1,469)     (203)
                                                    -------   -------   -------
Increase (decrease) in cash and cash equivalents
  during the year                                      (306)       63       (85)
                                                    -------   -------   -------

Cash and cash equivalents at end of year            $   194   $   500   $   437
                                                    =======   =======   =======


                 The accompanying notes to consolidated financial
               statements are an integral part of these statements.

                                        UAL CORPORATION AND SUBSIDIARY COMPANIES
                                     STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                                             (In Millions, Except Per Share)
                                                                                 Unearned
                                                          Additional  Retained     ESOP
                                       Preferred  Common   Capital    Earnings   Preferred  Treasury
                                         Stock    Stock    Invested  (Deficit)    Stock      Stock     Other      Total
                                       ---------  ------  ---------- ---------   ---------  --------  -------    -------
Balance at December 31, 1992              $ -      $126     $  341    $   332     $   -      $ (74)    $ (19)    $   706
                                          ---      ----     ------    -------     -----      -----     -----     -------
Year ended December 31, 1993:
 Net loss                                   -         -          -        (50)        -          -         -         (50)
 Cash dividends declared on preferred
  stock ($5.54 per share)                   -         -          -        (33)        -          -         -         (33)
 Issuance of Series A preferred stock      30         -        561          -         -          -         -         591
 Exercises of stock options                 -         1         25          -         -          -         -          26
 Issuance of treasury stock
  under restricted stock plan               -         -          6          -         -         10       (16)          -
 Pension liability adjustment               -         -          -          -         -          -       (45)        (45)
 Other                                      -         -         (1)         -         -         (1)       10           8
                                          ---      ----     ------    -------     -----      -----     -----
Balance at December 31, 1993               30       127        932        249         -        (65)      (70)      1,203
                                          ---      ----     ------    -------     -----      -----     -----     -------
Year ended December 31, 1994:
 Net earnings                               -         -          -         51         -          -         -          51
 Cash dividends declared on preferred
  stock ($6.25 per Series A share,
  $1.44 per Series B share)                 -         -          -        (59)        -          -         -         (59)
 Change in Series A stated value          (30)        -         30          -         -          -         -           -
 Issuance of ESOP preferred stock           -         -        227          -      (227)         -         -           -
 Issuance of Series B preferred stock       -         -        400          -         -          -         -         400
 Exercises of stock options                 -         1         46          -         -          -         -          47
 Issuance of treasury stock
  under restricted stock plan               -         -         (7)         -         -         17       (10)          -
 Acquisition of treasury shares             -         -          -          -         -       (113)        -        (113)
 Amortization of unearned compensation
  under ESOPs and restricted stock plan     -         -         38          -       144          -        21         203
 Recapitalization                           -      (128)      (378)    (1,576)        -          -         -      (2,082)
 Pension liability adjustment               -         -          -          -         -          -        37          37
 Other                                      -         -         (1)         -         -          -        (2)         (3)
                                          ---      ----     ------    -------     -----      -----     -----
Balance at December 31, 1994                -         -      1,287     (1,335)      (83)      (161)      (24)       (316)
                                          ---      ----     ------    -------     -----      -----     -----     -------
Year ended December 31, 1995:
 Net earnings                               -         -          -        349         -          -         -         349
 Cash dividends declared on preferred
  stock ($6.25 per Series A share,
  $1.44 per Series B share)                 -         -          -        (40)        -          -         -         (40)
 Exchange of Series A for convertible
  debentures                                -         -       (546)         -         -          -         -        (546)
 Conversion of Series A debentures          -         -          1          -         -          -         -           1
 Issuance of ESOP preferred stock           -         -        535          -      (535)         -         -           -
 Exercises of stock options                 -         -         43          -         -          -         -          43
 Issuance of treasury stock
  under restricted stock plan               -         -         (3)         -         -         29       (26)          -
 Acquisition of treasury shares             -         -          -          -         -       (148)        -        (148)
 Amortization of unearned compensation
  under ESOPs and restricted stock plan     -         -         69          -       435          -         8         512
 ESOP dividend                              -         -          5        (13)        8          -         -           -
 Pension liability adjustment               -         -          -          -         -          -       (60)        (60)
 Other                                      -         -        (38)         -         -         (2)        6         (34)
                                          ---      ----     ------    -------     -----      -----     -----     -------
Balance at December 31, 1995              $ -      $  -     $1,353    $(1,039)    $(175)     $(282)    $ (96)    $  (239)
                                          ===      ====     ======    =======     =====      =====     =====     =======
          The accompanying notes to consolidated financial statements are an integral part of these statements.



                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(1) Summary of Significant Accounting Policies

      UAL Corporation ("UAL") is a holding company whose principal subsidiary is United Air Lines, Inc. ("United"). United is a major commercial air transport carrier, providing passenger and cargo service to 104 airports in the United States and 30 foreign countries at the end of 1995. United's principal foreign markets are in the Pacific, Europe and Latin America. United also owns 77% of the Apollo Travel Services Partnership ("ATS"), which markets the Apollo computer reservations system to travel agencies in the United States, Mexico and the Caribbean. Substantially all of UAL's assets, revenues and expenses are attributable to United.

      (a) Basis of Presentation-

      The consolidated financial statements include the accounts of UAL and all of its majority-owned affiliates (collectively "the Company"). All significant intercompany transactions are eliminated.

      (b) Use of Estimates-

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      (c) Accounting Changes-

      Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for
Postemployment Benefits," resulting in a cumulative after-tax charge of $26 million (see Note 16) and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (see Note 17).

      (d) Airline Revenues-

      Passenger fares and cargo revenues are recorded as operating revenues when the transportation is furnished. The value of unused passenger tickets is included in current liabilities.

      (e) Foreign Currency Transactions-

      Monetary assets and liabilities denominated in foreign currencies are converted at exchange rates in effect at the balance sheet date. The resulting foreign exchange gains and losses are charged or credited directly to income. United has entered into a foreign currency swap contract to reduce certain exposure to currency fluctuations. Foreign currency gains and losses on the contract are included in income currently, exactly offsetting the foreign currency losses and gains on the obligations.

      (f) Cash and Cash Equivalents and Short-term Investments-

      Cash in excess of operating requirements is invested in short-term, highly liquid, income-producing investments. Investments with a maturity of three months or less on their acquisition date are classified as cash and cash equivalents. Other investments are classified as short-term investments.

      (g) Aircraft Fuel, Spare Parts and Supplies-

      Aircraft fuel and maintenance and operating supplies are stated at average cost. Flight equipment spare parts are stated at average cost less an obsolescence allowance.

      (h) Operating Property and Equipment-

      Owned operating property and equipment is stated at cost. Property under capital leases, and the related obligation for future minimum lease payments, are initially recorded at an amount equal to the then present value of those lease payments.

      Depreciation and amortization of owned depreciable assets is based on the straight-line method over their estimated service lives. Leasehold improvements are amortized over the remaining period of the lease or the estimated service life of the related asset, whichever is less. Aircraft are depreciated to estimated salvage values, generally over lives of 10 to 30 years; buildings are depreciated over lives of 25 to 45 years; and other property and equipment are depreciated over lives of 3 to 15 years.

      Properties under capital leases are amortized on the straight-line method over the life of the lease, or in the case of certain aircraft, over their estimated service lives. Lease terms are 10 to 30 years for aircraft and flight simulators and 25 years for buildings. Amortization of capital leases is included in depreciation and amortization expense.

      Maintenance and repairs, including the cost of minor replacements, are charged to maintenance expense accounts. Costs of additions to and renewals of units of property are charged to property and equipment accounts.

      (i) Intangibles-

      Intangibles consist primarily of route acquisition costs, slots and intangible pension assets (see Note 15). Route acquisition costs and slots are amortized over 40 years and 5 years, respectively.

      (j) Mileage Plus Awards-

      United accrues the estimated incremental cost of providing free travel awards earned under its Mileage Plus frequent flyer program (including awards earned from mileage credits sold) when such award levels are reached.
 United, through its wholly-owned subsidiary, Mileage Plus, Inc., sells mileage credits to participating partners in the Mileage Plus program. The resulting revenue is recorded in other operating revenues during the period in which the credits are sold.

      (k) Deferred Gains-

      Gains on aircraft sale and leaseback transactions are deferred and amortized over the lives of the leases as a reduction of rental expense.

      (l) Interest Rate Swap Agreements-

      United has entered into interest rate swap agreements to hedge its interest rate exposure on certain obligations. The differential to be paid or received under the swap agreements is charged or credited to interest expense or rental expense depending on the obligation.

(2) Employee Investment Transaction and Recapitalization

      On July 12, 1994, the shareholders of UAL approved a plan of recapitalization to provide an approximately 55% equity interest in UAL to certain employees of United in exchange for wage concessions and work-rule changes. The employees' equity interest is being allocated to individual employees through the year 2000 under Employee Stock Ownership Plans ("ESOPs") which were created as a part of the recapitalization (see Note
14). Pursuant to the terms of the plan of recapitalization, holders of old UAL common stock received approximately $2.1 billion in cash and the remaining 45% of the equity in the form of new common stock, which was issued at the rate of one half share of new common stock for each share of old common stock. The cash distribution was recorded in 1994 as a $1.6 billion reduction in retained earnings, a $0.4 billion reduction in additional capital invested and a $0.1 billion reduction in common stock. In connection with the recapitalization, United issued $370 million of 10.67% debentures due in 2004 and $371 million of 11.21% debentures due in 2014 and UAL issued Series B 12 1/4% preferred stock with an aggregate liquidation preference of $410 million. Through December 31, 1995, the Company has repaid $10 million of the 10.67% debentures and $140 million of the 11.21% debentures. In addition, the Company has repurchased $190 million aggregate liquidation preference of the Series B preferred stock.

(3) Affiliates

      United owns 38% of the Galileo International Partnership ("Galileo") through a wholly-owned subsidiary. United's investment in Galileo, which owns the Apollo and Galileo computer reservations systems, is carried on the equity basis. Included in the Company's accumulated deficit is approximately $97 million of undistributed earnings of Galileo and its predecessor companies. United also owns 77% of ATS, whose accounts are consolidated. The revenues generated by ATS are insignificant in comparison to United's consolidated total; however, ATS operates with significantly higher earnings margins than United, and thus is a material contributor to consolidated net earnings.

      Prior to a September 1993 merger, United owned 50% of the Covia Partnership ("Covia") and 25.6% of Galileo Ltd., Galileo's and ATS's predecessor companies. Under operating agreements with Covia prior to the merger, United provided certain computer support services for, and purchased computer reservations services, communications and other information from, Covia. Revenues derived from the sale of services to Covia amounted to approximately $21 million in 1993. The cost to United of services purchased from Covia amounted to approximately $168 million in 1993. Under operating agreements with Galileo subsequent to the merger, United purchases computer reservations services from Galileo and provides marketing, sales and communication services to Galileo. Revenues derived from the sale of services to Galileo amounted to approximately $238 million in 1995, $233 million in 1994 and $58 million in 1993. The cost to United of services purchased from Galileo amounted to approximately $104 million in 1995, $94 million in 1994 and $47 million in 1993. Galileo's net earnings (loss) were $49 million in 1994 and $(141) million in 1993.

(4) Other Income (Expense) - Miscellaneous

Other income (expense) - miscellaneous, net consisted of the following:

                                              1995      1994     1993
                                             ------    ------   ------
                                                   (In Millions)
     Foreign exchange gains (losses)         $ (20)    $  15    $(20)
     Amortization of hedge
       transaction costs                        (4)       (6)     (6)
     Net gains on disposition of property
       or rights                                60        10       3
     Minority interests                        (23)      (22)     (1)
     Recapitalization transaction costs         -       (121)     -
     Write down of aircraft to
       net realizable value                     -         -      (59)
     Gain on settlement of 1985
       annuity purchases                        -         -       17
     Other                                     (10)       -       (5)
                                             -----     -----    ----
                                             $   3     $(124)   $(71)
                                             =====     =====    ====

(5) Per Share Amounts

      Primary per share amounts were based on the following number of average shares outstanding - 15,886,995 in 1995, 18,791,587 in 1994, and 24,345,857 in 1993. The amount for 1995 was based on weighted average common shares and common equivalents outstanding, including ESOP shares committed to be released. Common stock equivalents, including ESOP shares committed to be released, were not included in the computations for 1994 and 1993, as they did not have a dilutive effect. In addition, fully-diluted per share amounts assume the conversion of convertible debentures and elimination of related interest. For 1995, fully-diluted per share amounts were computed based on 17,936,587 weighted average shares outstanding. Per share amounts were calculated after providing for preferred stock dividends of $53 million in 1995, $59 million in 1994 and $33 million in 1993.

      In April 1995, UAL issued convertible subordinated debentures in exchange for its Series A preferred stock (see Note 8). As a result of the exchange, UAL recorded a non-cash increase of $45 million in additional capital invested representing the excess of the carrying value of the preferred stock exchanged over the fair value of the new debentures. Also during 1995, the Company repurchased 4,260 shares of its Series B preferred stock, resulting in a $24 million decrease in additional capital invested representing the excess of amounts paid to reacquire the preferred stock over the liquidation preference of such stock. These transactions had no effect on earnings; however, their net impact on UAL's equity is included in the computation of earnings per share. Earnings available to common stockholders were also reduced by $3 million in 1994 for the excess of amounts paid to reacquire UAL preferred stock over the liquidation preference of such stock.

      In connection with the July 1994 recapitalization, each old common share was exchanged for one half new common share. As required under generally accepted accounting principles for transactions of this type, the historical weighted average shares outstanding have not been restated.
 Thus, direct comparisons between per share amounts for the periods presented are not meaningful.


(6) Income Taxes

      In 1995, UAL incurred a regular tax loss, but had an alternative minimum tax ("AMT") liability. The federal income tax liability is the greater of the tax computed using the regular tax system or the tax under the AMT system. Certain preferences, mainly depreciation adjustments, have caused alternative minimum taxable income and the resulting AMT liability to exceed regular taxable income and the regular tax liability. The excess of the AMT liability over the regular tax liability produces AMT credits which are carried forward indefinitely.

The provision (credit) for income taxes is summarized as follows:

                                  1995         1994        1993
                                 ------       ------      ------
                                            (In Millions)
             Current-
              Federal            $  29        $  12       $  52
              State                 -             4          (1)
                                 -----        -----       -----
                                    29           16          51
                                 -----        -----       -----
             Deferred-
              Federal              187           73         (75)
              State                 27            5           8
                                 -----        -----       -----
                                   214           78         (67)
                                 -----        -----       -----
                                 $ 243        $  94       $ (16)
                                 =====        =====       =====

The income tax provision (credit) differed from amounts computed at the statutory federal income tax rate, as follows:

                                           1995         1994       1993
                                         --------     --------   -------
                                                    (In Millions)
Income tax provision (credit)
  at statutory rate                      $ 217        $  60      $ (17)
State income taxes, net of
  federal income tax benefit                18            6          5
ESOP dividends                              (5)           -          -
Nondeductible employee meals                23           22          8
Nondeductible ESOP transaction costs         -           21          -
Foreign tax credits                         (2)          (3)        (3)
Rate change effect                           -          (14)        (9)
Other, net                                  (8)           2          -
                                         -----        -----      -----
Income tax provision (credit)
  as reported                            $ 243        $  94      $ (16)
                                         =====        =====      =====

Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities for 1995 and 1994 are as follows:
                                        1995                    1994
                                Deferred    Deferred    Deferred    Deferred
                                  Tax         Tax         Tax         Tax
                                 Assets    Liabilities   Assets    Liabilities
                                --------   -----------  --------   -----------
                                               (In Millions)
Employee benefits, including
  postretirement medical        $  594      $   92      $  537      $   13
Depreciation, capitalized
  interest and transfers of
  tax benefits                      -        1,077          -        1,074
Gains on sale and leasebacks       450          -          472          -
Rent expense                       310          -          254          -
AMT credit carryforward            265          -          262          -
Net operating loss
  carryforwards                    123          -           58          -
Other                              183         282         302         167
                                ------      ------      ------      ------
                                $1,925      $1,451      $1,885      $1,254
                                ======      ======      ======      ======


     At December 31, 1995, UAL and its subsidiaries had $265 million of federal AMT credit carryforwards available for an indefinite period, $4 million of general business credit carryforwards which expire between 2004 and 2009, $19 million of foreign tax credit carryforwards expiring between 1997 and 2001, $40 million of state tax benefit from net operating loss carryforwards expiring between 1997 and 2011 and $83 million of federal tax benefit from net operating loss carryforwards expiring between 2009 and 2011.

     UAL's ability to generate sufficient amounts of taxable income from future operations is dependent upon numerous factors, including general economic conditions, inflation, fuel costs, the state of the industry and other factors beyond management's control. There can be no assurances that UAL will meet its expectation of future taxable income. However, based on the above factors, the extended period over which postretirement benefits will be recognized, and the indefinite carryforward period for AMT credits, management believes it is more likely than not that future taxable income will be sufficient to utilize the deferred tax assets at December 31, 1995.

(7) Short-Term Borrowings

     At December 31, 1994, United had outstanding $269 million in short-term borrowings, bearing an average interest rate of 5.63%.
Receivables amounting to $426 million were pledged by United to secure repayment of such outstanding borrowings. In the second quarter of 1995, United repaid all of these outstanding borrowings. The maximum available amount of borrowings under this arrangement is $270 million.

(8) Long-Term Debt

A summary of long-term debt, including current maturities, as of December 31 is as follows (interest rates are as of December 31, 1995):

                                                      1995          1994
                                                     -------       -------
                                                          (In Millions)
  Secured notes, 6.65% to 11.54%, averaging
    8.37%, due through 2014                          $   975       $ 1,256
  Debentures, 6.75% to 11.21%, averaging 9.91%,
    due 1997 to 2021                                   1,419         1,741
  Deferred purchase certificates, Japanese yen-
    denominated, 7.75%, due through 1998                  -            200
  Convertible subordinated debentures, 6.375%,
    due 2025                                             597            -
  Convertible debentures, 7.75%, due 2010                 25            32
  Promissory notes, 6.24% to 6.46%, averaging
    6.39%, due through 1998                               61            62
                                                     -------       -------
                                                       3,077         3,291
  Less:  Unamortized discount on debt                    (68)          (20)
         Current maturities                              (90)         (384)
                                                     -------       -------
                                                     $ 2,919       $ 2,887
                                                     =======       =======

      In addition to scheduled principal payments, in 1995 the Company repaid $228 million in principal amount of secured notes and $327 million in principal amount of debentures prior to maturity. These obligations were scheduled to mature at various times from 2000 through 2021. The Company also repaid all of its outstanding yen-denominated deferred purchase certificates, which were due through 1998. An extraordinary loss of $29 million, net of tax benefits of $18 million, was recorded in the fourth quarter, reflecting amounts paid in excess of the debt carrying value.

      In April 1995, UAL issued $600 million aggregate principal amount of 6 3/8% convertible subordinated debentures, due 2025, for all outstanding shares of its Series A convertible preferred stock. Each $1,000 face amount of debentures is convertible into a combination of $541.90 in cash and approximately 3.192 shares of UAL common stock (equivalent to a conversion price of $143.50 per share of common stock). In August 1995, a holder converted $3 million in principal amount of debentures.

      The debentures are redeemable at any time on or after May 1, 1996, at UAL's option, initially at a redemption price of 104.375% of the principal amount, declining ratably to 100% of the principal amount over seven years. UAL may only exercise this option if the closing price of its common stock exceeds $172.20 for at least 20 of 30 consecutive trading days preceding the notice of redemption, including the last trading day.
In January 1996, UAL announced that it is weighing the possibility of redeeming the debentures on or after May 1, 1996, as part of its efforts to reduce its obligations. The decision to redeem the debentures will depend on financial markets and other conditions, including the condition outlined above. If UAL issues a notice of redemption, holders may still convert their debentures through the business day preceding the redemption date. If the redemption date is May 1, 1996, or on or after any other interest payment date and prior to the next interest payment record date, holders who convert will not be entitled to any interest on the debentures.

      At December 31, 1995, there was outstanding $25 million in convertible debentures, which are obligations of Air Wis Services, Inc. ("Air Wis"). The debentures are convertible into shares of old UAL common stock, at the conversion price of $259.08 (equivalent to approximately $348.54 per share of new UAL common stock). During 1995 and 1994, Air Wis reacquired $5 million and $3 million, respectively, of these debentures, resulting in insignificant gains.

      At December 31, 1995, United had outstanding a total of $207 million of long-term debt bearing interest at rates 85 to 128 basis points over the London interbank offered rate ("LIBOR"). In connection with certain of these debt financings, United has entered interest rate swap agreements to effectively fix interest rates at December 31, 1995 between 8.554% and 8.6% on $69 million of notional amount (see Note 18).

      Maturities of long-term debt for each of the four years after 1996 are: 1997 -- $181 million; 1998 -- $87 million; 1999 -- $45 million; and
2000 -- $48 million. Various assets, principally aircraft, having an aggregate book value of $1.077 billion at December 31, 1995, were pledged as security under various loan agreements.

      At December 31, 1995, UAL and United had an effective shelf registration statement on file with the Securities and Exchange Commission to offer up to $795 million of securities, including secured and unsecured debt, equipment trust and pass through certificates, equity or a combination thereof. In January 1996, United offered $165 million principal amount in pass through certificates under the shelf registration statement, lowering the remaining amount available for public offering under the shelf to $631 million. UAL's ability to issue equity securities is limited by its restated certificate of incorporation.

      During 1993, United retired $500 million of senior subordinated notes. The notes were scheduled to mature in 1995 ($150 million) and 1998 ($350 million). An extraordinary loss of $19 million, net of tax benefits of $9 million, was recorded as a result of the retirement.

(9) Lease Obligations

      The Company leases aircraft, airport passenger terminal space, aircraft hangars and related maintenance facilities, cargo terminals, other airport facilities, real estate, office and computer equipment and vehicles.

Future minimum lease payments as of December 31, 1995, under capital leases (substantially all of which are for aircraft) and operating leases having initial or remaining noncancelable lease terms of more than one year are as follows:

                                       Operating Leases        Capital
                                    Aircraft    Non-aircraft    Leases
                                    --------    ------------   --------
                                             (In Millions)
      Payable during-
         1996                       $   866       $  425       $  182
         1997                           855          419          180
         1998                           862          410          183
         1999                           861          408          158
         2000                           878          397          136
         After 2000                  12,744        7,598          835
                                    -------       ------       ------
      Total minimum lease
        payments                    $17,066       $9,657        1,674
                                    =======       ======
      Imputed interest (at rates of 5.3%
        to 12.2%)                                                (581)
                                                               ------
      Present value of minimum lease payments                   1,093
      Current portion                                             (99)
                                                               ------
      Long-term obligations under capital leases               $  994
                                                               ======

      As of December 31, 1995, United leased 292 aircraft, 49 of which were under capital leases. These leases have original terms of 4 to 26 years, and expiration dates range from 1999 through 2021. Under the terms of leases for 283 of the aircraft, United has the right of first refusal to purchase, at the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of cost. United has 29 Airbus A320-200 aircraft under 24- to 26-year operating leases which are cancelable upon 11 months' notice during the initial 10 years of the leases.

      During 1995, United terminated operating leases for 39 aircraft (9 B727s, 24 B737s and 6 DC-10s) by exercising its right to acquire them. Operating property and equipment increased by $400 million as a result of the acquisition of these aircraft. The reductions in future minimum lease payments from 1996 through 1998 due to these lease terminations are reflected in the above table.

      Amounts charged to rent expense, net of minor amounts of sublease rentals, were $1.439 billion in 1995, $1.222 billion in 1994, and $1.208 billion in 1993. Included in rent expense was $22 million in contingent rentals, resulting from changes in interest rates for operating leases under which the rent payments are based on variable interest rates. In connection with certain of these leases, United has entered into interest rate swap agreements (see Note 18).

(10) Serial Preferred Stock

      In connection with the July 1994 recapitalization, UAL issued 16,416,000 depositary shares, each representing 1/1000 of one share of Series B 12 1/4% preferred stock, resulting in net proceeds of $400 million, which was recorded as additional capital invested. The shares issued had an aggregate liquidation preference of $410 million, or $25 per depositary share ($25,000 per Series B preferred share), and a stated capital of $164 ($0.01 per Series B preferred share). Under its terms, any portion of the Series B preferred stock or the depositary shares is redeemable for cash after July 11, 2004, at UAL's option, at the equivalent of $25 per depositary share, plus accrued dividends. The Series B preferred stock is not convertible into any other securities, has no stated maturity and is not subject to mandatory redemption. In the fourth quarter of 1994, UAL repurchased 3,336,400 depositary shares, representing 3,336.4 shares of Series B preferred stock, at an aggregate cost of $87 million to be held in treasury. During 1995, UAL repurchased an additional 4,259,709 depositary shares, at an aggregate cost of $131 million to be held in treasury. At December 31, 1995 and 1994, there were outstanding 8,819,891 and 13,079,600 depositary shares, respectively, representing 8,819.9 and 13,079.6 shares, respectively, of Series B preferred stock. The aggregate liquidation preference of Series B at December 31, 1995 and 1994, was $220 million and $327 million, respectively. In January 1996, UAL repurchased an additional 743,210 shares at an aggregate cost of $24 million to be held in treasury.

      The Series B preferred stock ranks senior to all other preferred and common stocks as to receipt of dividends and amounts distributed upon liquidation. The Series B preferred stock has voting rights only to the extent required by law and with respect to charter amendments that adversely affect the preferred stock or the creation or issuance of any security ranking senior to the preferred stock. Additionally, if dividends are not paid for six cumulative quarters, the Series B preferred stockholders are entitled to elect two additional members to the UAL Board of Directors until all dividends are paid in full. UAL is authorized to issue a total of 50,000 shares of Series B preferred stock.

      At December 31, 1994, there were outstanding 5,999,900 shares of Series A cumulative 6.25% convertible preferred stock, all of which were originally issued in February 1993, with an aggregate liquidation value of $600 million. In April 1995, UAL issued $600 million aggregate principal amount of 6 3/8% convertible debentures for all outstanding shares of its Series A preferred stock.

      UAL is authorized to issue up to 15,950,000 additional shares of serial preferred stock.

(11) ESOP Preferred Stock

      The following activity relates to UAL's outstanding ESOP preferred stocks (see Note 14 for a description of the ESOPs):

                             Class 1      Class 2       ESOP
                              ESOP         ESOP        Voting
                            ---------    --------    ----------
      December 31, 1993         -             -           -
      Shares issued         1,789,585         -               3
                            ---------     -------     ---------
      December 31, 1994     1,789,585         -               3
      Shares issued         2,850,103     304,882     1,448,384
      Converted to common      (7,183)     (2,811)       (9,994)
                            ---------     -------     ---------
      December 31, 1995     4,632,505     302,071     1,438,393
                            =========     =======     =========

      An aggregate of 17,675,345 shares of Class 1 and Class 2 ESOP Preferred Stock will be issued in connection with the recapitalization and establishment of the ESOPs (see Notes 2 and 14). Each share of ESOP Preferred Stock is convertible into one share of UAL common stock. Shares are converted to common as employees retire or otherwise leave the Company. The stock has a par value of $0.01 per share and is nonvoting. The Class 1 ESOP Preferred Stock has a liquidation value of $126.96 per share plus all accrued and unpaid dividends; the Class 2 does not have a liquidation value. The Class 1 ESOP Preferred Stock provides a fixed annual dividend of $8.8872 per share, which ceases on March 31, 2000; the Class 2 does not pay a fixed dividend.

      Class P, M, and S Voting Preferred Stocks were established to provide the voting power to the employee groups participating in the ESOPs. Additional Voting Preferred Stock is issued as shares of the Class 1 and Class 2 ESOP Preferred Stock are allocated to employees. In the aggregate, 17,675,345 shares of Voting Preferred Stock will be issued through the year 2000. The Voting Preferred Stock at any time outstanding commands voting power for approximately 55% of the vote of all classes of capital stock in all matters requiring a stockholder vote, other than for the election of members of the Board of Directors. The Voting Preferred Stock will generally continue to represent approximately 55% of the aggregate voting power until the "Sunset." The "Sunset" will occur when the common shares issuable upon conversion of the outstanding Class 1 and Class 2 ESOP Preferred Stock, plus any common equity (generally common stock issued or issuable at the time of the recapitalization) and available unissued ESOP shares held in the ESOPs or any other employee benefit plans sponsored by the Company for the benefit of its employees, represent, in the aggregate less than 20% of the common equity and available unissued ESOP shares of the Company. Under current actuarial assumptions, the Company estimates that the "Sunset" will occur in the year 2014 if no additional purchases are made by eligible employee retirement plans. The Voting Preferred Stock has a par value and liquidation preference of $0.01 per share. The stock is not entitled to receive any dividends and is convertible into one ten-thousandth of a share of UAL common stock.

      Class Pilot MEC, IAM, SAM and I junior preferred stocks (collectively "Director Preferred Stocks") were established to effectuate the election of one or more members to UAL's Board of Directors. One share each of Class Pilot MEC and Class IAM junior preferred stock is authorized and issued. The Company is authorized to issue ten shares each of Class SAM and Class I junior preferred stocks. There are three shares of Class SAM and four shares of Class I issued. Each of the Director Preferred Stocks has a par value and liquidation preference of $0.01 per share. The stock is not entitled to receive any dividends and Class I will be redeemed automatically upon the transfer of the shares to any person not elected to the Board of Directors or upon the occurrence of the "Sunset."

(12) Common Shareholders' Equity

      In connection with the July 1994 recapitalization, each share of old common stock was converted to one half share of new common stock (and cash in lieu of fractional shares) and $84.81 in cash. As a result, the number of outstanding shares was reduced proportionately.

Changes in the number of shares of UAL common stock outstanding during the years ended December 31 were as follows:

                                         1995         1994         1993
                                     -----------   ----------   ----------
Shares outstanding at
  beginning of year                   12,439,106    24,568,937  24,238,482
Old shares -
Stock options exercised                      -          79,764     205,075
Shares issued from treasury
  under compensation arrangements            -           1,100     142,003
Shares acquired for treasury                 -         (88,261)     (7,623)
Forfeiture of restricted stock               -          (9,800)     (9,000)
Other                                        -            (379)       -
                                     -----------   -----------  ----------
                                      12,439,106    24,551,361  24,568,937
Effect of recapitalization                   -     (12,275,680)       -

New shares -
Stock options exercised                  180,686      237,505         -
Shares issued from treasury under
  compensation arrangements              233,146      112,767         -
Shares acquired for treasury            (126,111)    (186,898)        -
Forfeiture of restricted stock           (10,750)         -           -
Conversion of Series A debentures          9,576          -           -
Conversion of ESOP preferred stock         9,994          -           -
Other                                    (56,041)          51         -
                                     -----------   ----------   ----------
Shares outstanding at end of year     12,679,606   12,439,106   24,568,937
                                     ===========   ==========   ==========

      At December 31, 1995 and 1994, UAL held 477,233 and 574,111 shares, respectively, of common stock in treasury.

      There is a preferred share purchase right associated with each share of outstanding UAL common stock. As long as the rights are associated with the shares of UAL common stock, each new share of common stock issued by UAL, including shares of common stock into which the ESOP convertible preferred stock and the 6 3/8% convertible debentures are convertible, will include one right. Upon the occurrence of certain events, each right will entitle its holder to purchase one one-hundredth of a share of Series C junior participating preferred stock, without par value, for $185 (subject to adjustment). The rights will become exercisable ten business days after any person or group announces its beneficial ownership of 15% or more of UAL common stock, or announces an offer for 30% or more of UAL common stock. If any person or group acquires 15% or more of UAL common stock (other than the ESOP trustee, ALPA, the IAM and the beneficial owners of UAL common stock eligible to report and reporting on Schedule 13G under the Securities Exchange Act of 1934), each right will entitle its holder (except the acquiring party) to buy common stock of UAL having a market value of three times the exercise price of the right. If, after the rights become exercisable, UAL is involved in a merger or sells more than 50% of its assets or earning power, each right will entitle its holder to buy common stock of the surviving entity having a market value of three times the exercise price of the right. UAL has the right to redeem the rights for $0.05 per right prior to the time they become exercisable. The rights expire on December 31, 1996. The rights agreement provides that the transactions associated with the recapitalization did not and will not cause the rights to become exercisable as a result thereof.

      In February 1996, the Company's Board of Directors conditionally approved a four-for-one split in the corporation's common stock. The split, which is scheduled to occur at the close of business May 6, 1996, is dependent on shareholder approval of a proposal to increase the number of authorized common shares.

(13) Stock Options and Awards

      The Company has granted options to purchase common stock to various officers and employees. The option price for all stock options is at least 100% of the fair market value of UAL common stock at the date of grant. Options generally vest and become exercisable in up to five equal, annual installments beginning one year after the date of grant, and generally expire in ten years.

      Prior to 1992, stock appreciation rights ("SARs") were granted in tandem with certain stock options. On exercise of these SARs, holders would receive, in cash, 100% of the appreciation in fair market value of the shares subject to the SAR. The estimated payment value of SARs, net of market value adjustments, was charged to earnings over the vesting period. In 1992, all active officers relinquished their SARs but retained the tandem stock options. This action left relatively few SARs outstanding, the last of which were exercised in 1995.

      As a result of the 1994 recapitalization, all outstanding options became fully vested at the time of the transaction and the holders of such options became eligible to utilize the cashless exercise features of stock options. Under a cashless exercise, the Company withholds, at the election of the optionee, from shares that would otherwise be issued upon exercise, that number of shares having a fair market value equal to the exercise price and/or related income taxes. For outstanding options eligible for cashless exercise, changes in the market price of the stock are charged to earnings currently. At December 31, 1995, option holders were eligible for cashless exercise in connection with 480,610 outstanding options with an average exercise price of $119.95 per old share. The expense recorded for SARs and cashless exercises was $27 million in 1995, $15 million in 1994, and $1 million in 1993.

      Stock options which were outstanding at the time of the recapitalization are exercisable for shares of old common stock, each of which is in turn converted into one half share of new common stock and $84.81 in cash upon exercise. Subsequent to the recapitalization, the Company granted stock options which are exercisable for shares of new common stock.

Stock option activity for the past three years was as follows:

                          New Share Options            Old Share Options
                          1995        1994        1995        1994        1993
                        --------    --------   ---------   ---------   ---------
Outstanding at beginning
  of year                946,000         -     1,081,100   1,673,782   1,864,555
Granted                   86,000     959,500         -           -        65,750
Exercised                (34,094)        -      (295,671)   (554,771)   (205,075)
Surrendered upon
  exercise of SARs           -           -       (12,927)     (1,000)    (16,198)
Terminated               (56,000)    (13,500)   (291,892)    (36,911)    (35,250)
                        --------    --------   ---------   ---------   ---------
Outstanding at end
  of year                941,906     946,000     480,610   1,081,100   1,673,782
                        ========    ========   =========   =========   =========
Exercisable at
  end of year            283,285     150,000     480,610   1,081,100     733,782
                        ========    ========   =========   =========   =========
Reserved for future
  grants at end of year  424,000     454,000         -           -       300,111
                        ========    ========   =========   =========   =========
Average option price:
Per old share -
  Exercised                 N/A        N/A     $  113.61   $   95.32   $   87.61
  Outstanding at
   end of year              N/A        N/A     $  119.95   $  132.77   $  120.21

Per new share -
  Exercised             $  90.43        -      $   57.60 (1)$  21.02 (1)    N/A
  Outstanding at
   end of year          $  93.86   $  90.36    $   70.27 (1)$  95.92 (1)    N/A

(1)  Represents the new share equivalent of the old share options.

      The expiration dates for options outstanding as of December 31, 1995 ranged from October 29, 1996 to December 13, 2005. At December 31, 1995, outstanding options were held by 176 officers and key employees.

      In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes a fair value based method of accounting for stock options.
 Entities have the option of either adopting the measurement criteria of the statement for accounting purposes, thereby recognizing an amount in results of operations on a prospective basis, or disclosing in the footnotes the pro forma effects of the new measurement criteria. The Company intends to adopt the pro forma disclosure features of SFAS No. 123, which are effective for fiscal years beginning after December 15, 1995.

      The Company has also awarded shares of restricted stock to key officers and employees. These restricted shares generally vest over a five-year period. Nonvested shares are subject to certain transfer restrictions and forfeiture under certain circumstances. Unearned compensation, representing the fair market value of the stock on the date of award, is amortized to salaries and related costs over the vesting period. As a result of the 1994 recapitalization, all outstanding restricted shares became vested at the time of the transaction and $12 million of compensation expense was recorded for the remaining balance of unearned compensation attributable to the outstanding shares.

      In 1994, subsequent to the recapitalization, 112,767 restricted shares of new common stock were issued from treasury, and in 1995, an additional 223,213 restricted shares were issued from treasury. As of December 31, 1995, 267,963 shares were restricted and still nonvested. Additionally, 3,750 shares were reserved for future award under the plan. In 1995, 1994 and 1993, 10,750, 9,800 and 9,000 shares, respectively, were forfeited and returned to treasury stock.

(14) Employee Stock Ownership Plans

      The ESOPs established as part of the 1994 recapitalization cover the pilots, U.S. management and salaried employees, and U.S. union ground employees. The ESOPs include a "Leveraged ESOP," a "Non-Leveraged ESOP" and a "Supplemental ESOP." Both the Leveraged ESOP and the Non-Leveraged ESOP are tax qualified plans while the Supplemental ESOP is not a tax qualified plan. The purpose of having the three ESOPs is to deliver the agreed-upon shares to employees in a manner which utilizes the tax incentives available to tax qualified ESOPs to the greatest degree possible. Accordingly, shares are delivered to employees primarily through the Leveraged ESOP, secondly, through the Non-Leveraged ESOP, and lastly, through the Supplemental ESOP.

      The equity interests are being delivered to employees through two classes of preferred stock (Class 1 and Class 2 ESOP Preferred Stock, collectively "ESOP Preferred Stock"), and the voting interests are being delivered through three separate classes of preferred stocks (Class P, M and S Voting Preferred Stock, collectively "Voting Preferred Stock"). The Class 1 ESOP Preferred Stock is being delivered to an ESOP trust in seven separate sales through January 1, 2000 under the Leveraged ESOP, two of which have already taken place. Based on Internal Revenue Code limitations, shares of the Class 2 ESOP Preferred Stock are either contributed to the Non-Leveraged ESOP or allocated as "book entry" shares to the Supplemental ESOP, annually through the year 2000. The classes of preferred stock are described more fully in Note 11, ESOP Preferred Stock.

      The Leveraged ESOP and Non-Leveraged ESOP are being accounted for under AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP"). For the Leveraged ESOP, as shares of the Class 1 ESOP Preferred Stock are sold to an ESOP trust, the Company reports the issuance as a credit to additional capital invested and a corresponding charge to unearned ESOP preferred stock. As the shares are earned by employees in exchange for services performed, the shares are committed to be released. ESOP compensation expense is recorded for the average fair value of the shares committed to be released during the period with a corresponding credit to unearned ESOP preferred stock for the cost of the shares. Any difference between the fair value of the shares and the cost of the shares is charged or credited to additional capital invested. For the Non-Leveraged ESOP, the Class 2 ESOP Preferred Stock is recorded as additional capital invested as the shares are committed to be contributed in exchange for employee services, with the offsetting entry to ESOP compensation expense. The ESOP compensation expense is based on the average fair value of the shares committed to be contributed, in accordance with the SOP. The Supplemental ESOP is being accounted for under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees."

      Shares of ESOP Preferred Stock are legally released or allocated to employee accounts as of year end. Dividends on the ESOP Preferred Stock are also paid at the end of the year. Dividends on unallocated shares are used by the ESOP to pay down the loan from UAL and are not considered dividends for financial reporting purposes. Dividends on allocated shares are satisfied by releasing shares from the ESOP's suspense account to the employee accounts and are charged to equity.

      ESOP compensation expense was $504 million in 1995. During 1994, the Company recorded $182 million of ESOP compensation expense for the period July 13 through December 31, 1994. During 1995, 1,131,912 shares of Class 1 ESOP Preferred Stock, 304,070 shares of Class 2 ESOP Preferred Stock and 1,435,942 shares of Voting Preferred Stock were allocated to employee accounts, and another 12,402 shares of Class 2 ESOP Preferred were allocated in the form of "book entry" shares, effective December 31, 1994. At December 31, 1995, the year-end allocation of Class 1 ESOP Preferred Stock to employee accounts had not yet been completed. There were 2,402,310 shares of Class 1 ESOP Preferred Stock committed to be released and 1,105,466 shares held in suspense by the ESOP as of December 31, 1995. For the Class 2 ESOP Preferred Stock, 671,663 shares were committed to be contributed to employees at December 31, 1995. The fair value of the unearned ESOP shares recorded on the balance sheet at December 31, 1995 and 1994 was $230 million and $79 million, respectively.

      For the Class 2 ESOP Preferred Stock committed to be contributed to employees under the Supplemental ESOP, employees can elect to receive their "book entry" shares in cash upon termination of employment. The estimated fair value of such shares at December 31, 1995 was $60 million.

(15) Retirement Plans

     The Company has various retirement plans which cover substantially all employees. Defined benefit plans covering certain employees (primarily union ground employees) provide a stated benefit for specified periods of service, while defined benefit plans for other employees provide benefits based on employees' years of service and average compensation for a specified period of time before retirement. Pension costs are funded to at least the minimum level required by the Employee Retirement Income Security Act of 1974. The Company also provides several defined contribution plans which cover substantially all U. S. employees who have completed one year of service. For certain groups of employees (primarily pilots, salaried employees hired after February 1, 1994 and employees of Mileage Plus, Inc.), the Company contributes an annual amount on behalf of each participant, calculated as a percentage of the participants' earnings or a percentage of the participants' contributions.

     The following table sets forth the defined benefit plans' funded status and amounts recognized in the statements of consolidated financial position as of December 31:
                                             1995             1994
                                          -----------      -----------
                                          Accumulated      Accumulated
                                            Benefits         Benefits
                                            Exceed           Exceed
                                            Assets           Assets
                                          -----------      -----------
                                                  (In Millions)
Actuarial present value of
  accumulated benefit obligation            $5,309           $4,191
                                            ======           ======
Actuarial present value of
  projected benefit obligation              $5,774           $4,577
Plan assets at fair value                    4,947            3,785
                                            ------           ------
Projected benefit obligation
  in excess of plan assets                     827              792
Unrecognized net loss                         (356)             (13)
Prior service cost not yet recognized
  in net periodic pension cost                (482)            (523)
Remaining unrecognized net asset               (15)              (3)
Adjustment required to
  recognize minimum liability                  400              302
                                            ------           ------
Pension liability recognized in the
  statements of consolidated financial
  position                                  $  374           $  555
                                            ======           ======

      For the valuation of pension obligations as of December 31, 1995 and 1994, the weighted average discount rates used were 7.25% and 8.75%, respectively, and the rate of increase in compensation for both 1995 and 1994 was 3.15%. Substantially all of the accumulated benefit obligation is vested.

      Total pension expense for all retirement plans (including defined contribution plans) was $193 million in 1995, $350 million in 1994, and $346 million in 1993.

      Plan assets are invested primarily in governmental and corporate debt instruments and corporate equity securities. The expected average long-term rate of return on plan assets at December 31, 1995, 1994 and 1993 was 9.75%.

      The net periodic pension cost of defined benefit plans included the following components:
                                         1995        1994        1993
                                        ------      ------      ------
                                                 (In Millions)
      Service cost - benefits earned
        during the year                 $ 173       $ 216       $ 186
      Interest cost on projected
        benefit obligation                396         379         356
      Actual (return) loss on
        plan assets                      (934)         28        (310)
      Net amortization and deferral       545        (351)         19
                                        -----       -----       -----
      Net periodic pension cost         $ 180       $ 272       $ 251
                                        =====       =====       =====

      Changes in interest rates or rates of inflation may impact the assumptions used in the valuation of pension obligations, including discount rates and rates of increase in compensation, resulting in increases or decreases in United's pension liability and net periodic pension cost.

(16) Other Employee Benefits

      The Company provides certain health care benefits, primarily in the
U. S., to retirees and eligible dependents. Benefits are generally funded from company assets on a current basis, although amounts sufficient to pay claims incurred, but not yet paid, are held in trust at year-end. Certain plan benefits are subject to co-payments, deductibles and other limits described in the plans and the benefits are reduced once a retiree becomes eligible for Medicare. The Company also provides certain life insurance benefits to retirees. The assets to fund retiree life insurance benefits are being held in a deposit trust administration fund with a major insurance company. The Company has reserved the right, subject to collective bargaining agreements, to modify or terminate the health care and life insurance benefits for both current and future retirees.

Information on the plans' funded status, on an aggregate basis at December 31, follows (in millions):

                                             1995       1994
                                            ------     ------
Accumulated postretirement
  benefit obligation:
    Retirees                                $  536     $  383
    Other fully eligible participants          210        183
    Other active participants                  676        590
                                            ------     ------
  Total accumulated postretirement
    benefit obligation                       1,422      1,156
  Unrecognized net gain (loss)                 (54)       138
  Fair value of plan assets                    (99)       (95)
                                            ------     ------
Accrued postretirement benefit obligation   $1,269     $1,199
                                            ======     ======

Net postretirement benefit costs included the following components (in millions):

                                             1995       1994       1993
                                            ------     ------     ------
Service cost - benefits attributed to
  service during the period                 $ 37       $ 46       $ 38
Amortization of unrecognized net
  loss (gain)                                 (5)         3          3
Actual return on assets                       (7)         -          -
Interest cost on benefit obligation          100         95         92
                                            ----       ----       ----
Net postretirement benefit costs            $125       $144       $133
                                            ====       ====       ====

      The discount rates used to estimate the accumulated postretirement benefit obligation as of December 31, 1995 and 1994 were 7.25% and 8.75%, respectively. The assumed health care cost trend rates were 8.5% and 10% for 1995 and 1994, respectively, declining annually to a rate of 4% by the year 2001 and remaining level thereafter. The effect of a 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1995, by $179 million and the aggregate of the service and interest cost components of net postretirement benefit cost for 1995 by $19 million.

      The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1994. SFAS No. 112 requires recognition of the liability for postemployment benefits during the period of employment. Such benefits include company paid continuation of group life insurance and medical and dental coverage for certain employees after employment but before retirement. The effect of adopting SFAS No. 112 was a cumulative charge for recognition of the transition liability of $42 million, before tax benefits of $16 million. The ongoing expenses related to postemployment benefits will vary based on actual claims experience.

      Changes in interest rates or rates of inflation may impact the assumptions used in the valuation of postretirement and postemployment obligations, including discount rates, resulting in increases or decreases in United's liability and net periodic cost.

(17) Investments in Debt Securities

      The following information pertains to the Company's investments in debt and equity securities that are included in "Cash and cash equivalents" and "Short-term investments":

  December 31, 1995                        Gross
    (in millions)             Aggregate  Unrealized             Average
  -----------------             Fair      Holding     Cost      Maturity
                                Value      Gains      Basis     (Months)
                              ---------  --------    -------    --------
Available-for-sale:
  U.S. government agency
   debt securities             $  317      $(1)       $  316      11
  Corporate debt securities       244       (1)          243       7
  Other debt securities            45        -            45      11

Held-to-maturity:
  U.S. government agency
   debt securities             $  136        -        $  136      10
  Corporate debt securities       223        -           223       5
  Other debt securities           171        -           171       5


  December 31, 1994                        Gross
    (in millions)             Aggregate  Unrealized             Average
  -----------------             Fair      Holding     Cost      Maturity
                                Value      Losses     Basis     (Months)
                              ---------  ---------   -------    --------
Available-for-sale:
  U.S. government agency
   debt securities             $  334      $ 2        $  336       9
  Corporate debt securities       341        2           343      10
  Other debt securities           146        1           147       8

Held-to-maturity:
  U.S. government agency
   debt securities             $   97        -        $   97       6
  Corporate debt securities       222        -           222       4
  Other debt securities           384        -           384       2

      The net unrealized holding gains on available-for-sale securities of $2 million in 1995 and losses of $5 million in 1994 have been recorded as a component of shareholders' equity, net of related tax benefits. The proceeds from sales of available-for-sale securities were $419 million and $255 million in 1995 and 1994, respectively. Such sales resulted in insignificant gross realized gains and losses, based on the cost of the specific securities sold. These gains and losses were included in interest income for each respective year.

(18) Financial Instruments and Risk Management

      The Company attempts to manage its exposure to interest rates, foreign exchange rates, and, to a limited extent, jet fuel prices through the use of various derivative financial instruments. The Risk Tolerance Committee ("RTC"), a group of the Company's senior officers, is responsible for setting acceptable levels of risk and reviewing risk management activities. Except for minor investments in certain futures and options contracts to assist in opportunistic purchases of jet fuel under limits set by the RTC, the Company uses derivative financial instruments only for the purpose of hedging existing commitments or obligations, not for generating trading profits.

      Credit Exposures of Derivatives

      The Company's theoretical risk in the derivative financial instruments described below is the cost of replacing the contracts at current market rates in the event of default by any of the counterparties. However, the Company does not anticipate such default as counterparties are selected based on credit ratings and the relative market positions with each counterparty are monitored by the RTC and their designates. Furthermore, the risk of such default is mitigated by provisions in the contracts which require either party to post increasing amounts of collateral as the value of the contract moves against them, subject to certain thresholds. Counterparty credit risk is further minimized by settlements throughout the duration of the contract.

      Interest Rate Risk Management

      United has entered interest rate swap agreements in order to manage the interest rate exposure associated with certain variable rate debt and leases. The swap agreements have remaining terms averaging 15 years, corresponding to the terms of the related debt or lease obligations. Under the agreements, United makes payments to counterparties at fixed rates and in return receives payments based on variable rates indexed to LIBOR. At December 31, 1995, a notional amount of $471 million of interest rate swap agreements effectively fixed interest rates between 8.02% and 8.65% on such obligations. The notional amounts of the swaps do not represent amounts exchanged between the parties and, therefore, are not a measure of the Company's exposure resulting from its use of the swaps. Rather, the amounts exchanged are based on interest rates applied to the notional amounts. The fair values to United of interest rate swap agreements at December 31, 1995 and 1994 were $(46) million and $26 million, respectively, taking into account interest rates in effect at the time.

      Foreign Exchange Risk Management

      A strengthening (weakening) of foreign currencies versus the U.S. dollar tends to increase (decrease) reported revenue and operating income because United's foreign currency-denominated operating revenue generally exceeds its foreign currency-denominated operating expense for each currency. United attempts to mitigate its exposure to fluctuations in any single currency by carrying passengers and cargo in both directions between the U.S. and almost every major economic region in the world. As a result of rate fluctuations, United is also exposed to transaction gains and losses which it attempts to manage as follows:

      United is party to a foreign currency swap contract to reduce exposure to currency fluctuations in connection with 8.1 billion of Japanese yen-denominated lease obligations. The contract effectively fixes future lease principal payments at an indirect yen exchange rate of 95.63. At December 31, 1995, the swap contract had a notional amount of $84 million, which will reduce periodically through 2004 as payments are made under the leases. The fair value of the currency swap contract to United at December 31, 1995 was approximately $8 million based on the change in the yen to dollar exchange rate and interest rates in the U.S. and Japan.

      United incurs certain other identifiable Japanese yen-denominated liabilities as a result of operations (commissions) and financing activities (accrued rent on aircraft operating leases and interest on capital leases). United minimizes transaction gains and losses by investing in yen-denominated time deposits to offset the impact of rate changes. Where no significant liability exists to offset, United mitigates its exposure to foreign exchange fluctuations by converting excess local currencies generated into U.S. dollars.

      Fuel Price Risk Management

      United enters into contracts with certain fuel suppliers to purchase fuel at a fixed average price over a given period of time, typically one year, to protect against increases in jet fuel prices. At December 31, 1995, United had contracted 134 million gallons or approximately 5.0% of its expected 1996 fuel needs at fixed average prices.

      At December 31, 1995, the fair values of futures and options contracts used for opportunistic purchases of jet fuel were insignificant.

      Balance Sheet Financial Instruments: Fair Values

      The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, short-term investments classified as "held-to-maturity," and short-term borrowings approximate fair value due to the immediate or short-term maturities of these financial instruments. Investments in debt securities classified as "available-for-sale" are stated at fair value based on the quoted market prices for the securities (see Note 17).

      The fair value of long-term debt, including debt due within one year, is primarily based on the quoted market prices for the same or similar issues or on the then current rates offered for debt with similar terms and maturities. The fair value of long-term debt, including debt due within one year, at December 31, 1995 and 1994 was $3.435 billion and $2.983 billion, respectively, compared with carrying values of $3.009 billion and $3.271 billion.

      Financial Guarantees

      Special facility revenue bonds have been issued by certain municipalities to build or improve airport and maintenance facilities leased by United. Under the lease agreements, United is required to make rental payments in amounts sufficient to pay the maturing principal and interest payments on the bonds. At December 31, 1995, $1.069 billion principal amount of such bonds was outstanding. As of December 31, 1995, UAL and United had jointly guaranteed $35 million of such bonds and United had guaranteed $1.051 billion of such bonds, including accrued interest.

      Transfers of the tax benefits of accelerated depreciation and investment tax credits associated with the acquisition of certain equipment have been made previously by United to various tax lessors through tax lease transactions. Proceeds from tax benefit transfers were recognized as income in the year the lease transactions were consummated. The subject equipment is being depreciated for book purposes. United has agreed to indemnify (guaranteed in some cases by UAL) the tax lessors against loss of such benefits in certain circumstances and has agreed to indemnify others for loss of tax benefits in limited circumstances for certain used aircraft purchased by United subject to previous tax lease transactions. Certain tax lessors have required that letters of credit be issued in their favor by financial institutions as security for United's indemnity obligations under the leases. The outstanding balance of such letters of credit totaled $49 million at December 31, 1995. At that date, United had granted mortgages on aircraft and engines having a total book value of $216 million as security for indemnity obligations under tax leases and letters of credit.

      Concentration of Credit Risk

      The Company does not believe it is subject to any significant concentration of credit risk. Most of the Company's receivables result from sales of tickets to individuals through geographically dispersed travel agents, company outlets or other airlines, often through the use of major credit cards. These receivables are short term, generally being settled shortly after the sale.

(19) Commitments, Contingent Liabilities and Uncertainties

      The Company has certain contingencies resulting from litigation and claims (including environmental issues) incident to the ordinary course of business. Management believes, after considering a number of factors, including (but not limited to) the views of legal counsel, the nature of contingencies to which the Company is subject and its prior experience, that the ultimate disposition of these contingencies is not expected to materially affect UAL's consolidated financial position or results of operations. UAL records liabilities for legal or environmental claims against it in accordance with generally accepted accounting principles. These amounts are recorded based on the Company's assessments of the likelihood of their eventual settlements. The amounts of these liabilities could increase in the near term, based on revisions to estimates relating to the various claims.

      At December 31, 1995, commitments for the purchase of property and equipment, principally aircraft, approximated $3.6 billion after deducting advance payments. An estimated $1.4 billion is due to be spent during 1996, $1.6 billion in 1997, $0.4 billion in 1998 and $0.2 billion in 1999 and thereafter. The major commitments are for the purchase of 26 B777 aircraft, 4 B747 aircraft and 4 B757 aircraft. The B777s are scheduled to be delivered through 1999, and the B747s and B757s are expected to be delivered in 1996 and 1997.

      In addition to the above aircraft orders, United has arrangements with Airbus and International Aero Engines to lease an additional 21 A320 aircraft, which are scheduled for delivery through 1998. At December 31, 1995, United also had purchase options for 137 B737 aircraft, 29 B757 aircraft, 34 B777 aircraft, 40 B747 aircraft, 5 B767 aircraft and 45 A320 aircraft. Under the terms of certain of these options which are exercisable during 1996 and 1997, United would forfeit significant deposits on such options not exercised.

      In April 1995, United announced that, under a revised fleet plan, it would use most of the new aircraft to be delivered through 1997 to replace older aircraft in its fleet. As a result, United's fleet plan provides for only slight growth in its operating fleet through the end of 1997.

      The Indianapolis Maintenance Center began operation in March 1994. When complete, it is expected to be the facility used for performing maintenance on B737, B757 and B767 aircraft. Construction of certain parts of the facility are still in process. The facilities are being financed primarily with tax-exempt bonds and other capital sources. In connection with the construction of the Indianapolis Maintenance Center, United agreed to reach an aggregate $800 million capital spending target by the year 2001 and employ at least 7,500 individuals by the year 2004.
 In the event such targets are not reached, United may be required to make certain additional payments under related agreements.

      Approximately 61% of United's employees are represented by various labor organizations. In connection with the 1994 employee investment transaction, members of the Air Line Pilots' Association and the International Association of Machinists and Aerospace Workers entered labor contracts with United which become amendable in 2000. The contract with the Association of Flight Attendants ("AFA") becomes amendable March 1, 1996. On February 7, 1996, United's management and the AFA announced that they had reached tentative agreement on a new contract. The agreement is subject to ratification by United's flight attendants. If ratified, the contract will replace the current agreement. The voting process will not conclude until April 1996.

(20) Foreign Operations

      United conducts operations in various foreign countries, principally in the Pacific, Europe and Latin America. Operating revenues from foreign operations were approximately $5.309 billion in 1995, $4.920 billion in 1994 and $4.500 billion in 1993. Due to the nature of the airline industry, United's foreign operations involve insignificant amounts of physical assets; however, there are sizeable intangible assets related to acquisitions of foreign route authorities. Operating authorities in international markets are governed by bilateral aviation agreements between the United States and foreign countries. Changes in U. S. or foreign government aviation policies can lead to the alteration or termination of existing air service agreements that could diminish the value of United's international route authority.

(21) Statement of Consolidated Cash Flows - Supplemental Disclosures

      Supplemental disclosures of cash flow information and non-cash investing and financing activities were as follows:

                                            1995       1994      1993
                                           ------     ------    ------
                                                  (In Millions)
    Cash paid during the year for:
      Interest (net of amounts
        capitalized)                       $346       $302      $330
      Income taxes                           65         69       135

    Non-cash transactions:
      Capital lease obligations
        incurred                            376         -         70
      Long-term debt incurred in
        connection with additions
        to equipment                         26         21       487
      Long-term debt issued in
        connection with the exchange
        of Series A convertible
        preferred stock                     546         -         -
      Increase in pension intangible          2         13        19
      Net unrealized gain (loss)
        on investments                        4         (3)       -
      Increase in additional capital
        invested in connection with
        the conversion of subordinated
        debentures to common stock            1         -         -



(22) Selected Quarterly Financial Data (Unaudited)

                                  1st       2nd       3rd       4th
                                Quarter   Quarter   Quarter   Quarter    Year
                                -------   -------   -------   -------   -------
                                             (In Millions)
1995:
  Operating revenues            $3,334    $3,815    $4,127    $3,667    $14,943
  Earnings from operations          38       302       467        22        829
  Earnings (loss) before
    extraordinary item               3       151       243       (19)       378
  Extraordinary loss on early
    extinguishment of debt          -         -         -        (29)       (29)
  Net earnings (loss)           $    3    $  151    $  243    $  (48)   $   349

  Per share amounts, primary:
    Earnings (loss) before
      extraordinary item        $(1.05)   $12.00    $14.06    $(4.15)   $ 21.86
    Extraordinary loss on early
      extinguishment of debt        -         -         -      (2.35)     (1.85)
    Net earnings (loss)         $(1.05)   $12.00    $14.06    $(6.50)   $ 20.01
  Net earnings (loss)
    per share, fully diluted    $(1.05)   $10.94    $12.87    $(6.50)   $ 19.11

1994:
  Operating revenues            $3,195    $3,502    $3,814    $3,439    $13,950
  Earnings (loss) from
    operations                     (36)      167       312        78        521
  Earnings (loss) before
    cumulative effect of
    accounting changes             (71)       55        82        11         77
  Cumulative effect of
    accounting changes             (26)       -         -          -        (26)
  Net earnings (loss)           $  (97)   $   55    $   82    $   11    $    51

  Per share amounts, primary:
    Earnings (loss) before
      cumulative effect of
      accounting changes        $(3.31)   $ 1.89    $ 4.24    $(0.98)   $   0.76
    Cumulative effect of
      accounting changes         (1.06)       -         -         -       (1.37)
    Net earnings (loss)         $(4.37)   $ 1.89    $ 4.24    $(0.98)   $ (0.61)
  Net earnings (loss)
    per share, fully diluted    $(4.37)   $ 1.89    $ 4.21    $(0.98)   $ (0.61)

      The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1994. The effect of adopting SFAS No. 112 was a cumulative charge for recognition of the transition liability of $42 million, before tax benefits of $16 million.

      In connection with the July 1994 recapitalization, the Company incurred pretax costs of $19 million, $22 million and $128 million in the first, second and third quarters, respectively, including transaction costs and severance payments to certain former United employees. Of these costs, $48 million were recorded as operating expenses in the third quarter, while the remaining costs were recorded in "Miscellaneous, net."

      Earnings per share were calculated after providing for the following preferred stock dividend requirements (in millions):

                              1st       2nd       3rd       4th
                            Quarter   Quarter   Quarter   Quarter    Year
                            -------   -------   -------   -------   ------
1995                          $16       $13       $13       $11      $53
1994                          $ 9       $ 9       $20       $21      $59

      In April 1995, UAL issued convertible subordinated debentures in exchange for its Series A preferred stock. As a result of the exchange, the Company recorded a non-cash increase of $45 million in additional capital invested representing the excess of the carrying value of the preferred stock exchanged over the fair value of the new debentures. Earnings available to common shareholders were increased in the 1995 second quarter and twelve-month period by this amount. Additionally, the Company repurchased 4,260 shares of its Series B preferred stock during 1995. As a result of paying amounts in excess of the stock's liquidation preference for these shares, earnings available to common shareholders were reduced by $2 million in the 1995 second quarter and $22 million in the 1995 fourth quarter.

      Earnings available to common stockholders were also reduced by $3 million in the 1994 fourth quarter and twelve-month period for the excess of amounts paid to reacquire UAL preferred stock over the liquidation preference of such stock. In the 1995 second and third quarters and the 1994 third quarter, primary per share amounts were based on weighted average common shares and common equivalents outstanding, including ESOP shares committed to be released. Fully diluted per share amounts assume the exercise of stock options and vesting of restricted stock at the beginning of the periods and, for the 1995 second and third quarters, the conversion of convertible preferred stock and elimination of related dividends. The fully diluted per share amount for the 1994 third quarter does not assume conversion of convertible preferred stock since the effect is antidilutive. In the computations for the 1995 first and fourth quarters and the 1994 first, second and fourth quarters and year, common stock equivalents were not included as they did not have a dilutive effect.

      In connection with the July 1994 recapitalization, each old common share was exchanged for one half new common share. As required under generally accepted accounting principles for transactions of this type, the historical weighted average shares outstanding have not been restated.
 Thus, direct comparisons between 1995 and 1994 per share amounts are not meaningful.

      The sum of quarterly earnings per share amounts is not the same as annual earnings per share amounts because of changing numbers of shares outstanding.